Exhibit 2.2

BUSINESS COMBINATION AGREEMENT

by and among

INPIXON

GRAFITI HOLDING INC.

1444842 B.C. LTD.

and

DAMON MOTORS INC.

Dated as of October 23, 2023

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INDEX OF EXHIBITS

Exhibit A	Plan of Arrangement
Exhibit B	Company Support Agreement
Exhibit C-1	Company Insider Lock-Up Agreement
Exhibit C-2	Company Lock-Up Agreement
Exhibit D	Arrangement Resolution
Exhibit E	Company Insiders and Company Securities
Exhibit F	Illustration of Calculation of Exchange Ratio

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BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of October 23, 2023 by and among:

A. Inpixon, a Nevada corporation (the “Parent”);

B. Grafiti Holding Inc., a British Columbia company (“Spinco”);

C. 1444842 B.C. Ltd., a British Columbia company (“Amalco Sub”); and

D. Damon Motors Inc., a British Columbia company (the “Company”).

The Parent, Spinco, Amalco Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used and not otherwise defined herein have the meaning set forth in Article XI.

RECITALS:

WHEREAS, the Parent was incorporated under the laws of the State of Nevada on April 8, 1999, and is in the business of providing technology solutions to organizations;

WHEREAS, the Parent will contribute the Spinout Assets to Spinco, following which Spinco Common Shares will be distributed to the shareholders of the Parent (the “Spinout”);

WHEREAS, Amalco Sub is a wholly-owned, direct Subsidiary of Spinco, and was newly formed for the sole purpose of consummating the transactions contemplated by this Agreement, including the Amalgamation;

WHEREAS, the Parties intend to carry out a business combination by way of an arrangement on the terms and subject to the conditions set forth in a plan of arrangement under Part 9 Division 5 of the Business Corporations Act (British Columbia) (“BCBCA”), substantially in the form attached hereto as Exhibit A (the “Plan of Arrangement”), and in accordance with the terms of this Agreement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Parent, each acting reasonably (such arrangement, the “Arrangement”);

WHEREAS, on the terms and subject to the conditions of this Agreement and the Plan of Arrangement and in accordance with the applicable provisions of the BCBCA, Amalco Sub and the Company will amalgamate and continue as one corporate entity pursuant to Section 276 of the BCBCA (the “Amalgamation”), and in connection with the Arrangement and the Amalgamation, (i) each Company Note issued and outstanding immediately prior to the Effective Time will automatically be exchanged for such number Company Common Shares as set out in Section 1.13; (ii) each Company SAFE issued and outstanding immediately prior to the Effective Time will automatically be exchanged for such number Company Common Shares as set out in Section 1.13; (iii) each Company Preferred Share issued and outstanding immediately prior to the Effective Time will be automatically exchanged for such number Company Common Shares as set out in Section 1.13, (iv) each Company Common Share (including Company Common Shares issued pursuant to items (i), (ii) and (iii) above) issued and outstanding immediately prior to the Effective Time will be automatically exchanged for the number of Spinco Common Shares as set forth in Section 1.13; (iv) each Company Option issued and outstanding immediately prior to the Effective Time will be exchanged for a Converted Option of Spinco as set forth in Section 1.13, and iv) each Company Warrant issued and outstanding immediately prior to the Effective Time will be exchanged for a Converted Warrant of Spinco as set forth in Section 1.13.

WHEREAS, for U.S. federal and state income tax purposes, (i) each of Spinco, Amalco Sub and the Company hereby intends that, to the greatest extent permitted by Law, the Amalgamation will qualify as a “reorganization” within the meaning of Sections 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”), (ii) each of Spinco, Amalco Sub and the Company will be a party to the reorganization under Section 368(b) of the Code, and (iii) this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a);

WHEREAS, the Parties desire for the provisions of subsection 87(9) and section 51, as applicable, of the ITA to apply to the Arrangement;

WHEREAS, the Parent Board has unanimously (i) determined that it is in the best interests of the Parent and its stockholders, and declared it advisable, to enter into this Agreement and the Ancillary Documents to which it is a party, and (ii) approved, among other things, this Agreement and the Ancillary Documents to which it is a party and the transactions contemplated hereunder and thereby, including the Spinout and the Amalgamation, on the terms and subject to the conditions of this Agreement;

WHEREAS, the Company Board has unanimously (i) determined that it is fair to and in the best interests of the Company and the Company Shareholders, and declared it advisable, to enter into this Agreement and the Ancillary Documents to which it is a party, (ii) approved this Agreement, the Ancillary Documents to which it is a party, and the transactions contemplated hereunder and thereunder, including the Amalgamation, on the terms and subject to the conditions of this Agreement, and (iii) agreed to recommend that the Company Shareholders vote in favor of the Arrangement Resolution;

WHEREAS, as a condition and inducement to Spinco’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Jay Giraud, the Company’s Chief Executive Officer, has executed and delivered to the Parent and Spinco a support agreement, substantially in the form attached hereto as Exhibit B (the “Company Support Agreement”), pursuant to which Mr. Giraud has agreed to vote any Company Securities held by him in favor of the Company Shareholder Approval Matters, on the terms and subject to the conditions set forth therein;

WHEREAS, pursuant to Section 6.19(a) and Section 6.19(b) of this Agreement, the Company has agreed to obtain additional Company Support Agreements from certain other Company Securityholders, pursuant to which each such Company Securityholder will agree to vote any Company Securities held by him, her or it in favor of the Company Shareholder Approval Matters, on the terms and subject to the conditions set forth therein;

WHEREAS, as a condition and inducement to Spinco’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, each Company Insider has executed and delivered to the Parent and Spinco a lock-up agreement, substantially in the form attached hereto as Exhibit C-1 (the “Company Insider Lock-Up Agreement”), pursuant to which such Company Insider has agreed, effective as of the Closing, to certain lock-up restrictions with respect to any Spinco securities to be received by him, her or it hereunder, on the terms and subject to the conditions set forth therein;

WHEREAS, pursuant to Section 6.19(c) of this Agreement, the Company has agreed to obtain lock-up agreements, substantially in the form attached hereto as Exhibit C-2 (the “Company Lock-Up Agreement”), from certain other Company Securityholders, pursuant to which each such Company Securityholder will agree, effective as of the Closing, to certain lock-up restrictions with respect to any Spinco securities to be received by him, her or it hereunder, on the terms and subject to the conditions set forth therein;

WHEREAS, pursuant to Section 6.20 of this Agreement, the Parties shall cause the Spinco Organizational Documents to be amended and restated to contain lock-up restrictions on the Spinco Shareholders, with respect to their Spinco Common Shares, effective as of the time of receiving such Spinco Common Shares, on substantially the same terms contained in the Company Lock-Up Agreement, or alternatively the Parties shall apply such lock-up restrictions to the Spinco Shareholders’ Spinco Common Shares through another mechanism reasonably acceptable to Spinco and the Company; and

WHEREAS, immediately following the execution of this Agreement, the Parent will purchase a Company Note in the original principal amount of $3,000,000 (the “Parent Note”) together with certain Company Warrants pursuant to June 2023 Note Offering.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I
PLAN OF ARRANGEMENT

1.1	Plan of Arrangement.

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. In the event of any conflict between the terms of this Agreement and the Plan of Arrangement, the Plan of Arrangement shall govern. The Parties shall each effect and carry out the steps, actions or transactions to be carried out by them pursuant to the Plan of Arrangement.

1.2	Interim Order.

No later than three (3) Business Days after the Registration Statement has been declared effective by the SEC, the Company shall apply in a manner reasonably acceptable to the Parent pursuant to Part 9 Division 5 of the BCBCA and, in cooperation with Spinco and the Parent, prepare, file and diligently pursue a motion for the Interim Order, which must provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for the Arrangement Resolution shall be (i) two-thirds of the votes cast on such resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting; (ii) two-thirds of the votes cast on such resolution by the holders of Company Class B Preferred Shares and Class A Series 2 Company Preferred Shares, voting together as a single class on an as converted basis; (iii) two-thirds of the votes cast on such resolution by the holders of Company Warrants; (iv) two-thirds of the votes cast on such resolution by the holders of Company Options; (v) three-quarters of the underlying value of the votes cast on such resolution by the holders of Company Notes and a majority of the holders of Company Notes; and (vii) any approval requirements as may be imposed by the Court.

(c)	that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law;

(d)	that, in all other respects, the terms, restrictions and conditions of the Company’s Organizational Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e)	for the grant of Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(h)	that it is the Company’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the Securities Act with respect to the issuance of Spinco Common Shares and other securities of Spinco as described herein to be issued pursuant to the Arrangement to Company Securityholders upon completion of the Arrangement, based on the Court’s determination that the Arrangement is substantially and procedurally fair and reasonable to the Company Shareholders participating in the Arrangement; and

(i)	for such other matters as the Parent or Spinco may reasonably require, subject to obtaining the prior consent of the Company, acting reasonably.

1.3	The Company Meeting.

The Company shall:

(a)	subject to and in accordance with the terms of this Agreement, the Interim Order, the Company’s Organizational Documents and Law, convene and conduct the Company Meeting as soon as reasonably practicable (and no later than within twenty (20) days following receipt of the Interim Order), and set the record date for the Company Shareholders entitled to vote at the Company Meeting as promptly as practicable, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of Spinco, acting reasonably, or as required by Law or by a Governmental Authority;

(b)	subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, use commercially reasonable efforts to solicit proxies in favor of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement;

(c)	give notice to Spinco of the Company Meeting and allow Spinco’s representatives and legal counsel to attend the Company Meeting;

(d)	as promptly as reasonably practicable, advise Spinco, at such times as Spinco may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, and promptly following receipt of proxy tallies over the last three Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and provide the right to Spinco to demand postponement or adjournment of the Company Meeting if, based on the tally of proxies, the Company will not receive the Required Company Shareholder Approval; provided that the Company Meeting, so postponed or adjourned, shall not be later than five (5) Business Days prior to the Outside Date;

(e)	promptly advise Spinco of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by Company Shareholders; and

(f)	not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights, without the prior written consent of Spinco, acting reasonably.

1.4	The Company Circular.

(a)	Subject to Spinco’s compliance with Section 1.4(c), the Company shall as promptly as reasonably practicable prepare and complete, in consultation with Spinco as contemplated by this Section 1.4(a), the Company Circular together with any other documents required by Law in connection with the Company Meeting, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Persons as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 1.3.

(b)	The Company shall ensure that the Company Circular complies in all material respects with Law, does not contain any misrepresentation (provided that the Company shall not be responsible for the accuracy of any information furnished by the Parent for purposes of inclusion in the Company Circular pursuant to Section 1.4(c)) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a statement that the Company Board has determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders and the Company Board unanimously recommends that Company Shareholders vote in favor of the Arrangement Resolution (the “Company Board Recommendation”); and (ii) a statement that each executive officer and director of the Company who owns Company Shares or holds Company Options intends to vote all of such Person’s Company Shares (including any Company Shares issued upon the exercise of any Company Options) in favor of the Arrangement Resolution.

(c)	The Company shall give Spinco and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall accept the reasonable comments made by Spinco and its legal counsel, and agrees that all information relating solely to Spinco or any of its affiliates included in the Company Circular must be in a form consistent with the information provided to the Company by the Parent. The Company shall provide Spinco with a final copy of the Company Circular in connection with its mailing to Company Shareholders,

(d)	Spinco shall provide to the Company all information regarding the Parent and its affiliates as required by the Interim Order or Laws for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The Parent shall ensure that such information does not include any material misrepresentation concerning the Parent or its affiliates.

(e)	Each Party shall promptly notify the other Parties if it becomes aware that the Company Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with any other Governmental Authority.

1.5	Final Order.

(a)	If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Part 9 Division 5 of the BCBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the date on which the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order.

1.6	Court Proceedings.

(a)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and cooperate with Spinco in diligently pursuing, the Interim Order and the Final Order, and the Company will provide Spinco and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, prior to the service and filing of such materials, and will accept the reasonable comments of Spinco and its legal counsel with respect to any information required to be supplied by Spinco and included in such materials. The Company will not file any material with the Court in connection with the Plan of Arrangement or serve any such material, and will not agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with Spinco’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that Spinco is not required to agree or consent to any increase or variation in the form of the consideration payable hereunder or other modification or amendment to such filed or served materials that expands or increases its obligations, or diminishes or limits its rights, set forth in any such filed or served materials or under this Agreement or the Plan of Arrangement. In addition, the Company will not object to legal counsel to Spinco making such submissions on the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided Spinco advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to Spinco with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. The Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement and the Plan of Arrangement and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Spinco.

1.7	Spinout.

Prior to the Closing, the Parent will consummate the Spinout by contributing the Spinout Assets to Spinco and issuing Spinout Common Shares to the Parent Securityholders in accordance with the terms and conditions of the Separation and Distribution Agreement. Prior to consummating the Spinout, the Parent will allow the Company reasonable time to review and comment on the documents needed to effectuate the Spinout.

1.8	Arrangement and Effective Date.

(a)	At the reasonable request of Spinco at any time and from time to time prior to the Effective Date, the Company shall amend the Plan of Arrangement, provided that no such amendment (i) is inconsistent with the Interim Order, the Final Order or this Agreement, (ii) is prejudicial to the Company or Company Shareholders or (iii) creates a reasonable risk of delaying, impairing or impeding in any material respect any conditions set forth in Article VIII.

(b)	Subject to the satisfaction or waiver of the conditions set forth in Article VIII or unless this Agreement is earlier terminated in accordance with Article IX, the Effective Date will occur on the date upon which the Parties agree in writing as the date upon which the Arrangement becomes effective, which date shall be no later than the second (2nd) Business Day after all the closing conditions to this Agreement have been satisfied or, if permissible, waived (other than those conditions that by their nature are required to be satisfied at the Effective Date, it being understood that the occurrence of the closing shall remain subject to the satisfaction, or if permissible, waiver of such conditions at the closing), or at such other date, time as the Parties may mutually agree, and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable law.

(c)	The closing of the Arrangement will take place via electronic document exchange or at the offices of Gowling WLG (Canada) LLP in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties.

1.9	Effect of the Arrangement.

At the Effective Time, the effect of the Amalgamation shall be as provided in this Agreement, the Plan of Arrangement and the applicable provisions of the BCBCA. The Amalgamation shall occur pursuant to subsection 87(9) of the ITA. The exchange of each Company Note and Company Preferred Share into Company Common Shares shall occur pursuant to section 51 of the ITA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Amalco Sub and the Company shall be the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Damon Surviving Company, which shall include the assumption by the Damon Surviving Company of any and all agreements, covenants, duties and obligations of Amalco Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.10	Organizational Documents.

(a)	At the Effective Time, by virtue of the Amalgamation, the Company Organizational Documents, each as in effect immediately prior to the Effective Time, shall become the Organizational Documents of the Damon Surviving Company.

(b)	The Parties shall cause the Spinco Organizational Documents to be amended and restated as of immediately prior to the Spinout on mutually-agreeable terms not inconsistent with the other terms of this Agreement.

1.11	Directors and Officers

(a)	At the Effective Time, by virtue of the Amalgamation, (i) the directors of the Company immediately prior to the Effective Time shall be the directors of the Damon Surviving Company, with each such director to hold office in accordance with the Organizational Documents of the Damon Surviving Company, and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Damon Surviving Company, with each such officer to hold office in accordance with the Organizational Documents of the Damon Surviving Company

(b)	The Parties shall cause the board of directors of Spinco as of immediately following the Effective Time to consist of those individuals contemplated by Section 6.15(a), each to hold office in accordance with the BCBCA and the Spinco Organizational Documents until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed.

1.12	Amalgamation Consideration.

As consideration for the Amalgamation, Spinco shall issue, and the Company Securityholders collectively shall be entitled to receive, in accordance with Section 1.13, an amount of Spinco Common Shares, including those underlying the Converted Options and Converted Warrants, equal to the Amalgamation Consideration.

1.13	Effect of Arrangement and Amalgamation.

In accordance with the Plan of Arrangement, commencing at the Effective Time, the following transactions will occur and will be deemed to occur in the order set out below without any further authorization, act or formality required on the part of any Person, except as otherwise expressly provided herein:

(a)	Without any action on the part of any Person, the Company Notes issued and outstanding immediately prior to the Effective Time will be automatically converted into such number of Company Common Shares such that upon the Amalgamation, pursuant to Section 1.13(d)(i), the holders of Company Notes will each receive such number of Spinco Common Shares that they are entitled to receive in accordance with the terms of the Company Notes upon a Public Company Event (as such term is defined in the Company Notes);

(b)	Without any action on the part of any Person, the Company SAFEs issued and outstanding immediately prior to the Effective Time will be automatically converted into such number of Company Common Shares such that upon the Amalgamation, pursuant to Section 1.13(d)(i), the holders of Company SAFEs will each receive such number of Spinco Common Shares that they are entitled to receive in accordance with the terms of the Company SAFEs; and

(c)	Without any action on the part of any Person, the Company Preferred Shares issued and outstanding immediately prior to the Effective Time (other than Company Preferred Shares held by a Company Dissenting Shareholder) will be automatically exchanged for such number of Company Common Shares as set out in Schedule “A” to the Plan of Arrangement;

(d)	Amalco Sub shall amalgamate with the Company to form a new company (“Damon Surviving Company”) under section 276 of the BCBCA, which Amalgamation shall be consummated by filing an Amalgamation Application (the “Amalgamation Application”) resulting in the issuance of the Certificate of Amalgamation. As a result of the Amalgamation:

(i)	Without any action on the part of any Person, all Company Common Shares issued and outstanding immediately prior to the Effective Time, inclusive of all Company Common Shares issued pursuant to Sections 1.13(a), 1.13(b) and 1.13(c) (other than Company Shares held by a Company Dissenting Shareholder) will be transferred and assigned to Spinco free and clear of all Liens in consideration for a number of Spinco Common Shares determined by multiplying such number of Company Common Shares by the Exchange Ratio;

(ii)	Upon the Amalgamation, the name of each Company Shareholder will be removed as the registered holder of Company Shares from the applicable central securities register of the Company maintained by or on behalf of the Company and added as a registered holder of Spinco Common Shares, as applicable, on the applicable central securities registers of Spinco maintained by or on behalf of Spinco;

(iii)	Spinco will be recorded as the registered holder of the Company Shares so transferred and acquired in accordance with this Section 1.13(d) and will be deemed to be the legal and beneficial owner thereof free and clear of all Liens;

(iv)	Upon the Amalgamation, without any action on the part of any Person, Damon Surviving Company shall issue to Spinco one common share of Damon Surviving Company for each Spinco Common Share issued in Section 1.13(d)(i) above and Spinco will be added to the central securities register of holders of Damon Surviving Company common shares and the Company Shares so exchanged will be cancelled without any repayment of capital;

(v)	Upon the Amalgamation, each share of Amalco Sub issued and outstanding will be exchanged for one common share of Damon Surviving Company, the holder such Damon Surviving Company share will be added to the register of holders of Damon Surviving Company shares and the Amalco Sub shares so exchanged will be cancelled without any repayment of capital;

(vi)	Without any action on the part of any Person, each Company Option issued and outstanding immediately prior to the Effective Time will be exchanged for a Spinco option (a “Converted Option”) (i) to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option and the Company Stock Option Plan, a number of Spinco Common Shares (rounded down to the nearest whole share) equal to the product of (A) the number of Company Common Shares underlying such Company Option, multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. For the avoidance of doubt, each Converted Option shall be subject to the terms and conditions of the Incentive Plan.

(vii)	As soon as practicable after the Effective Time, Spinco shall deliver to the holders of Converted Options appropriate notices (the form and substance of which notices shall be subject to review and approval of the Parent) setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Options in exchange for Company Options (subject to the adjustments required by this 1.13 after giving effect to the Arrangement).

(viii)	Without any action on the part of any Person, each Company Warrant issued and outstanding immediately prior to the Effective Time will be exchanged for a Spinco warrant (a “Converted Warrant”) (i) to acquire, subject to substantially the same terms and conditions as were applicable under such Company Warrant, a number of Spinco Common Shares (rounded down to the nearest whole share) equal to the product of (A) the number of Company Common Shares underlying such Company Warrant, multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio.

(ix)	As soon as practicable after the Effective Time, Spinco shall deliver to the holders of Converted Warrants appropriate notices (the form and substance of which notices shall be subject to review and approval of the Parent) setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Warrants in exchange for Company Warrants (subject to the adjustments required by this 1.13 after giving effect to the Arrangement).

(x)	Upon the Amalgamation, the capital of the common shares of Damon Surviving Company will be the sum of: (i) the aggregate paid-up capital (as such term is defined in the ITA) of the Company Shares immediately prior to the Amalgamation (which in each case, for greater certainty, does not include any paid-up capital attributable to the Company Shares of Company Dissenting Shareholders); and (ii) the aggregate paid-up capital (as such term is defined in the ITA) of the Amalco Sub shares immediately prior to the Amalgamation;

(xi)	Upon the Amalgamation, the capital of the Spinco Common Shares will be increased by an amount equal to the aggregate paid-up capital (as such term is defined in the ITA) of the Company Shares immediately prior to the Amalgamation (which, for greater certainty, does not include any paid-up capital attributable to the Company Shares held by Company Dissenting Shareholders).

(xii)	Damon Surviving Company will become a wholly-owned subsidiary of the Spinco.

1.14	Effective Date.

The Amalgamation shall be completed on the Effective Date and shall be effective at the Effective Time.

1.15	Name Change.

The name of Spinco following the Effective Time shall be as determined by the Company in its sole discretion.

1.16	Effecting the Amalgamation.

Subject to the rights of termination contained in this Agreement, upon the approval of the Company Shareholders and the shareholders of Amalco Sub being obtained, and the other conditions contained in this Agreement being complied with or waived, Amalco Sub and the Company shall file the Amalgamation Application and deliver such other documents as may be required in order to effect the Amalgamation.

1.17	Treasury Stock.

At the Effective Time, if there are any Company Securities that are owned by the Company as treasury securities, such securities shall be canceled without any conversion or exchange thereof and no payment or distribution shall be made with respect thereto.

1.18	Surrender of Company Securities; Payment of Amalgamation Consideration.

(a)	At or prior to the Effective Time, Spinco shall (i) appoint Computershare Trust Company of Canada, or such other transfer agent as is mutually agreeable between the parties, as transfer agent (the “Exchange Agent”) for the purposes set forth in this Section 1.18 and (ii) deposit, or cause to be deposited, with the Exchange Agent, the Amalgamation Consideration to be issued pursuant to the Amalgamation.

(b)	At or prior to the Effective Time, Spinco shall send, or shall cause the Exchange Agent to send, to each holder of Company Notes, Company SAFEs and Company Shares evidenced by Certificates (the “Certificates”) or represented by book-entry (the “Book-Entry Shares”) and not held by the Depository Trust Company (“DTC”) or the Canadian Depository for Securities (“CDS”), a letter of transmittal for use in such exchange, in a form to be mutually agreed upon by the Parties (the “Letter of Transmittal”) (which shall specify that the delivery of the exchanged Spinco Common Shares shall be effected, and risk of loss and title shall pass, only upon proper delivery of a properly completed and duly executed Letter of Transmittal and appropriate Certificates, if any (or a Lost Certificate Affidavit)), to the Exchange Agent for use in such exchange.

(c)	With respect to Book-Entry Shares, including the Spinco Common Shares, held through the DTC or CDS, Spinco and the Company shall cooperate to establish procedures with the Exchange Agent, DTC or CDS to ensure that the Exchange Agent will transmit to DTC or CDS, as the case may be (or their respective nominees) as soon as reasonably practicable on or after the Effective Date, upon surrender of Book-Entry Shares held of record by DTC or CDS (or their respective nominees) in accordance with customary surrender procedures, the applicable Spinco Common Shares to be exchanged for such Book-Entry Shares held through the DTC or CDS, as applicable.

(d)	Each holder of Company Shares, Company Notes and Company SAFEs shall be entitled to receive its share of the Amalgamation Consideration in respect of the Company Securities tendered for exchange, within 30 days after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s), if any, for its Company Shares (or a Lost Certificate Affidavit), or a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or Spinco. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Amalgamation Consideration attributable to such Company Certificate.

(e)	If any portion of the Amalgamation Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that: (i) the transfer of such Company Shares shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any shareholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Amalgamation Consideration, or the Person in whose name such portion of the Amalgamation Consideration is delivered or issued, shall have already executed and delivered such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or Spinco, and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(f)	Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Certificate to the Exchange Agent, the Company Shareholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to Spinco (a “Lost Certificate Affidavit”), which at the reasonable discretion of Spinco may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Spinco or the Company with respect to the Company Shares represented by the Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.18(f) shall be treated as a Company Certificate for all purposes of this Agreement.

(g)	After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, the Transmittal Documents are presented to Spinco or the Exchange Agent, the Company Shares and any Company Certificates representing such Company Shares shall be exchanged for the applicable portion of the Amalgamation Consideration, and in accordance with the procedures set forth in this Section 1.18. No dividends or other distributions declared or made after the date of this Agreement with respect to Spinco Common Shares with a record date after the Effective Time will be paid to the holders of any Company Shares that has not yet been surrendered with respect to the Spinco Common Shares to be issued upon surrender thereof until the holders of record of such Company Shares shall surrender the Company Certificates, if any (or provide a Lost Certificate Affidavit), or provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates, if any (or delivery of a Lost Certificate Affidavit), or delivery of the other Transmittal Documents, Spinco shall promptly deliver to the record holders thereof, without interest, the certificates (if any) representing the Spinco Common Shares issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Spinco Common Shares.

(h)	All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities.

(i)	Notwithstanding anything to the contrary contained herein, no fraction of a Spinco Common Share will be issued by virtue of the Amalgamation or the other transactions contemplated by this Agreement, and each Person who would otherwise be entitled to a fraction of a Spinco Common Share (after aggregating all fractional Spinco Common Shares that otherwise would be received by such holder) shall instead have the number of Spinco Common Shares issued to such Person rounded down in the aggregate to the nearest whole Spinco Common Share.

1.19	Withholding.

Spinco, the Company, the Damon Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the Amalgamation Consideration and any other amounts issuable or payable hereunder (whether in cash or kind) such amounts as the applicable party may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Governmental Authority when required by applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Spinco, the Company, the Damon Surviving Company and the Exchange Agent, as applicable, may sell or otherwise dispose of such portion of the Amalgamation Consideration or other amount otherwise payable to such Person in the form of Spinco Common Shares as is necessary to provide sufficient funds to enable the withholding party to comply with such deduction or withholding requirements, and none of Spinco, the Company, the Damon Surviving Company or the Exchange Agent, as applicable, shall be liable to any Person for any deficiency in respect of any proceeds received, and Spinco, the Company, the Damon Surviving Company or the Exchange Agent, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

1.20	U.S. Securities Laws

The Parties agree that the Arrangement will be carried out with the intention that all Spinco Common Shares and other securities of Spinco issuable pursuant to the Arrangement to Company Securityholders upon completion of the Arrangement in connection therewith will be issued by Spinco in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereunder, or another applicable exemption from the registration requirements of the Securities Act. In order to ensure the availability of the exemption under Section 3(a)(10) of the Securities Act, the Parties agree that the Arrangement will, to the extent practical, be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court, and the Court must approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b)	the Court will be advised, prior to the hearing required to approve the Interim Order, as to the intention of the Parties to rely on the exemption from registration provided by Section 3(a)(10) of the Securities Act for the issuance of all Spinco Common Shares and other securities of Spinco issuable pursuant to the Arrangement to Company Securityholders upon completion of the Arrangement based on the Court’s approval of the Arrangement;

(c)	the Court will be required to find, before approving the Arrangement, that the terms and conditions of the Arrangement are fair procedurally and substantively to Company Securityholders participating in the Arrangement;

(d)	the Court will be required to hold a hearing before approving the fairness of the terms and conditions of the Arrangement, and such hearing must be open to every Company Securityholder to whom securities would be issued in the Arrangement;

(e)	prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Company Circular together with any other documents required by Law in connection with the Meeting;

(f)	Company will ensure that each Company Securityholder will be given adequate notice advising them of their right to attend the hearing of the Court at which the Court will consider the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(g)	holders of Company Warrants entitled to receive Converted Warrants and holders of Company Options entitled to receive Converted Options pursuant to the Arrangement will be advised that the Converted Warrants and Converted Options issued pursuant to the Arrangement have not been registered under the Securities Act and will be issued and exchanged by the holders of Company Warrants and Company Options, respectively, in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Converted Warrants or Converted Options and that; therefore, the Spinco Common Shares issuable upon exercise of the Converted Warrants and Converted Options cannot be issued in the U.S. or to a person in the U.S. in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act, and such Spinco Common Shares issuable upon exercise of the Converted Warrants and Converted Options may only be issued and subsequently resold pursuant to one or more alternative exemptions from registration or an effective registration statement under the Securities Act and compliance with applicable state securities laws;

(h)	Company Shareholders will be advised that the Spinco Common Shares to be issued pursuant to the Arrangement in exchange for Company Shares and Company Notes have not been registered under the Securities Act and will be issued by Spinco in reliance on the exemption provided by Section 3(a)(10) of the Securities Act and in the case of Company Shareholders that are, or, have been within 90 days of the Effective Date, affiliates of Spinco or the Company, will be subject to restrictions on resale under the securities laws of the United States;

(i)	the Interim Order approving the Meeting will specify that each Company Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(j)	the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to Company Securityholders, after a hearing upon the fairness of the terms and conditions on which all persons to whom it was proposed to issue the securities had a right to appear (following such persons’ receipt of timely and adequate notice of the hearing, and without any improper impediments to their appearance at the hearing), and after a finding by the Court of such fairness;

(k)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement; and

(l)	the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the Securities Act, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Spinco in connection with the Arrangement approved hereby”.

1.21	Taking of Necessary Action; Further Action.

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, including to vest the Damon Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of Spinco, Amalco Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will use their best efforts to take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article II
REPRESENTATIONS AND WARRANTIES OF THE Parent

Except as set forth in the disclosure schedules delivered by the Parent and Spinco to the Company on the date hereof (the “Parent Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Parent represents and warrants to the Company as set forth below.

2.1	Organization and Standing.

The Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of the State of Nevada, and has the requisite corporate power and authority to own, The Parent is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

2.2	Authorization; Binding Agreement.

The Parent has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Parent’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Parent is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the Parent Board, and (b) other than as set forth elsewhere in this Agreement, no other corporate proceedings on the part of the Parent are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Parent is a party shall be when delivered, duly and validly executed and delivered by the Parent and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium Laws and other Laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The Parent’s Board has by resolutions duly adopted at a meeting duly called and held, as of the date of this Agreement, or by written consent as of the date prior to the date of this Agreement, (i) determined that this Agreement, the Amalgamation and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Parent Shareholders, (ii) approved and adopted this Agreement and the Ancillary Documents to which it is a party and approved the Amalgamation and the other transactions contemplated by hereby and thereby, and (iii) recommended the approval and adoption of this Agreement, the Ancillary Documents to which it is a party, the Amalgamation, and the other transactions contemplated hereby and thereby by the Parent Shareholders.

2.3	Governmental Approvals.

Except as otherwise described in Schedule 2.3, no Consent of or with any Governmental Authority on the part of the Parent is required to be obtained or made in connection with the execution, delivery or performance by the Parent of this Agreement and each Ancillary Document to which it is a party or the consummation by the Parent of the transactions contemplated hereby and thereby, other than (a) such filings as are contemplated by this Agreement, (b) any filings required with the Stock Exchange or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, or any state “blue sky” securities laws, and the rules and regulations thereunder, (d) applicable requirements, if any, pursuant to the HSR Act, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

2.4	Non-Contravention.

Except as otherwise described in Schedule 2.4, the execution and delivery by the Parent of this Agreement and each Ancillary Document to which it is a party, the consummation by the Parent of the transactions contemplated hereby and thereby, and compliance by the Parent with any of the provisions hereof and thereof, will not (a) contravene or conflict with or violate any provision of the Parent’s Organizational Documents, (b) contravene or conflict with or constitute a violation of any provisions of Law or Order binding upon or applicable to the Parent, (c) subject to obtaining the Consents from Governmental Authorities referred to in Section 2.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Parent, or any of its properties or assets, or (d) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Parent under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Parent under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Spinco Material Contract, except for any deviations from any of the foregoing clauses that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

2.5	Finders and Brokers.

Except as set forth on Schedule 2.5, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Parent or Spinco, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Parent.

2.6	Independent Investigation.

The Parent has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and acknowledges that it has been provided access certain personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. The Parent acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules), and in any certificate delivered to the Parent pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to the Parent pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

2.7	Information Supplied.

The information relating to the Parent and its Subsidiaries to be supplied by or on behalf of the Parent and its Subsidiaries for inclusion or incorporation by reference in the Registration Statement will not, or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made.

Article III
REPRESENTATIONS AND WARRANTIES OF Spinco

Except as set forth in the Parent Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, Spinco represents and warrants to the Company as set forth below:

3.1	Organization and Standing; Spinco Activities.

(a)	Spinco is a corporation duly incorporated, validly existing and in good standing under the Laws of British Columbia. Spinco has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Spinco is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Spinco has heretofore made available to the Company accurate and complete copies of the Organizational Documents of Spinco, as currently in effect as of the date hereof. Spinco is not in violation of any provision of its Organizational Documents in any material respect.

(b)	Since its formation, Spinco has not engaged in any business activities other than as contemplated by this Agreement and the Separation and Distribution Agreement; does not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Amalco Sub and Spinco Subsidiary, of which it owns all of the issues and outstanding shares); has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents, the Separation and Distribution Agreement and any agreements contemplated by or ancillary to the Separation and Distribution Agreement, to which it is a party and the Arrangement and the Amalgamation, and other than this Agreement and the Ancillary Documents to which it is a party, Spinco is not party to or bound by any Contract other than the Separation and Distribution Agreement and any agreements contemplated by or ancillary to the Separation and Distribution Agreement.

3.2	Authorization; Binding Agreement.

Spinco has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Spinco Board and, as applicable, shareholders of Spinco in accordance with Spinco’s Organizational Documents and any other applicable Law, and (b) no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement, on the part of Spinco are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party, or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Spinco is a party has been or shall be when delivered, duly and validly executed and delivered and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Spinco, enforceable against Spinco in accordance with its terms, subject to the Enforceability Exceptions.

3.3	Capitalization.

(a)	Prior to giving effect to the Amalgamation and the Spinout, Spinco is authorized to issue an unlimited number of Spinco Common Shares, of which one Spinco Common Share is issued and outstanding, which Spinco Common Share is owned by the Parent.

(b)	Except as set forth in their Organizational Documents or required in connection with the transactions contemplated by this Agreement and the Separation and Distribution Agreement, Spinco and the Spinco Subsidiary (i) have no obligation to issue, sell or transfer any equity securities of Spinco or the Spinco Subsidiary, (ii) are not party or subject to any contract that affects or relates to voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any equity interests of Spinco or the Spinco Subsidiary, (iii) have not granted any registration rights or information rights to any other Person, (iv) have not granted any phantom shares (and there are no voting or similar agreements entered into by Spinco or the Spinco Subsidiary which relate to their capital or equity interests), (v) have no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for voting interests of Spinco or the Spinco Subsidiary or equity interests of Spinco or the Spinco Subsidiary) with the owners or holders of Spinco or the Spinco Subsidiary on any matter or any agreements to issues such bonds, debentures, notes or other obligations and (vi) have no outstanding contractual obligations to provide funds to, or make any investment (other than the transactions contemplated herein) in, any other Person.

3.4	Subsidiaries.

(a)	Prior to giving effect to the transactions contemplated by this Agreement, Spinco has never had any Subsidiaries or owned any equity interests in any other Person (other than Amalco Sub and the Spinco Subsidiary, of which it owns all of the issues and outstanding shares).

(b)	The Spinco Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation and has all requisite corporate, trust, limited liability company or partnership power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be material to Spinco.

(c)	After giving effect to the Spinout, Spinco will remain the registered and beneficial owner of all of the outstanding common shares or other equity interests of the Spinco Subsidiary, free and clear of any Liens, and all such common shares or other equity interests to be so owned by Company will have been validly issued and will be fully paid and non-assessable, as the case may be, and no such shares or other equity interests will have been issued in violation of any pre-emptive or similar rights or in violation of applicable Laws.

3.5	Governmental Approvals.

No Consent of or with any Governmental Authority, on the part of Spinco or the Spinco Subsidiary is required to be obtained or made in connection with the execution, delivery or performance by Spinco of this Agreement and each Ancillary Document to which Spinco or the Spinco Subsidiary is a party or the consummation by Spinco or the Spinco Subsidiary of the transactions contemplated hereby and thereby, other than (a) such filings as expressly contemplated by this Agreement, (b) any filings required with the Stock Exchange or the SEC or the British Columbia Securities Commission with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, any state “blue sky” securities Laws, or any similar Canadian or provincial securities laws , and the rules and regulations thereunder, (d) applicable requirements, if any, pursuant to the HSR Act, and (e) where the failure to obtain or make such Consents or to make such filings or notifications has not and would not, individually or in the aggregate, reasonably be expected to have a Spinco Material Adverse Effect.

3.6	Non-Contravention.

The execution and delivery by Spinco of this Agreement and each Ancillary Document to which Spinco or the Spinco Subsidiary is a party, the consummation by Spinco and the Spinco Subsidiary of the transactions contemplated hereby and thereby, and compliance by Spinco and the Spinco Subsidiary with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Spinco’s or the Spinco Subsidiary’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Spinco or the Spinco Subsidiary or any of their respective properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Spinco or the Spinco Subsidiary under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, or (vii) result in the creation of any Lien upon any of the properties or assets of Spinco or the Spinco Subsidiary under, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Spinco Material Adverse Effect.

3.7	Financial Statements.

(a)	Spinco has delivered to the Company a copy of the unaudited balance sheets of the Spinco Subsidiary as of the end of each of the fiscal years ended December 31, 2022 and 2021 and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the Spinco Subsidiary for each such fiscal year (the “Spinco Financial Statements”). The Spinco Financial Statements, together with the notes thereto, fairly present, in all material respects, the financial position of the Spinco Subsidiary at the dates thereof and the results of the operations, changes in shareholders’ equity, and cash flows of the Spinco Subsidiary for the respective periods referred to in such financial statements, all in accordance with GAAP methodologies applied on a consistent basis throughout the periods involved.

(b)	Spinco and the Spinco Subsidiary have no off-balance sheet arrangements that are not disclosed in the Spinco Financial Statements. The books and records of Spinco and the Spinco Subsidiary have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)	Spinco and the Spinco Subsidiary have established and maintains Internal Controls. Spinco and the Spinco Subsidiary have not identified in writing and have not received written or, to the Knowledge of Spinco, oral notice from an independent auditor of (i) any significant deficiency or material weakness in their system of Internal Controls, (ii) any facts that, in their totality, reasonably constitute fraud that involves Spinco or Spinco Subsidiary’s management or other employees who have a role in the preparation of financial statements or the Internal Controls utilized by Spinco Subsidiary, or (iii) any claim or allegation regarding any of the foregoing. There are no significant deficiencies or material weaknesses in the design or operation of Spinco and the Spinco Subsidiary’s Internal Controls that would reasonably be expected to adversely affect, in a material manner, Spinco and the Spinco Subsidiary’s ability to record, process, summarize and report financial information, and, to the Knowledge of Spinco, there are no facts that, in their totality, reasonably constitute fraud committed by Spinco or any of its Affiliates, the management of Spinco or any other Person, which actual and intentional common law fraud involves Spinco, Spinco Subsidiary, or their management, employees, assets or operations.

(d)	The Spinco Subsidiary’s independent auditor is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC and is registered with the PCAOB.

(e)	There are no outstanding loans or other extensions of credit made by Spinco to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Spinco.

(f)	Except as and to the extent reflected or reserved against in the Spinco Financial Statements or as incurred in connection with this Agreement, Spinco and the Spinco Subsidiary have not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Spinco Financial Statements, other than (i) Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Balance Sheet Date in the ordinary course of business or (ii) Liabilities that are not, individually or in the aggregate, material in amount. All debts and Liabilities, fixed or contingent, which should be included under GAAP on a balance sheet are included in all material respects in the Spinco Financial Statements as of the date of such Spinco Financial Statements.

(g)	When delivered as required by Section 6.4(e) and Section 6.4(f), respectively, the Spinco PCAOB Financial Statements and Subsequent Unaudited Spinco Financial Statements, together with the notes thereto, (i) will fairly present, in all material respects, the financial position of the Spinco Subsidiary at the dates thereof and the results of the operations, changes in shareholders’ equity, and cash flows of the Spinco Subsidiary for the respective periods referred to in such financial statements, all in accordance with GAAP methodologies applied on a consistent basis throughout the periods involved, and (ii) will comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

3.8	Absence of Certain Changes.

Since the Balance Sheet Date, there has not occurred a Spinco Material Adverse Effect. Since the Balance Sheet Date, Spinco and the Spinco Subsidiary have conducted their business in the ordinary course and consistent with past practice and Spinco and the Spinco Subsidiary have not taken any action that, if taken after the date of this Agreement and prior to the Effective Date, would require the consent of the Company pursuant to Section 6.3.

3.9	Compliance with Laws.

Spinco and the Spinco Subsidiary are not, and since the date of their respective formations, have not been, in material conflict or material non-compliance with, or in material default or violation of, any Laws applicable to them. To Spinco’s Knowledge, Spinco and the Spinco Subsidiary have not, since the date of their respective formation, received any written or, to the Knowledge of Spinco, oral notice of, or are under investigation with respect to, any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which they are or were bound.

3.10	Spinco Permits.

Spinco and the Spinco Subsidiary (and their respective employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with Spinco or the Spinco Subsidiary), hold all licenses and Permits necessary to lawfully own, lease and conduct in all material respects their respective businesses as presently conducted and to own, lease and operate their respective assets and properties (collectively, the “Spinco Permits”). All the Spinco Permits are in full force and effect and not subject to, or threatened to be subject to, any revocation or modification Proceeding, and Spinco and the Spinco Subsidiary are conducting business in full compliance with the Spinco Permits. Spinco and the Spinco Subsidiary are not in violation in any material respect of the terms of the Spinco Permits, and Spinco and the Spinco Subsidiary have not received any written or oral notice of any Actions relating to the revocation or modification of the Spinco Permits.

3.11	Litigation.

There is no (a) Action of any nature currently pending or, to Spinco’s Knowledge, threatened, and no such Action has been brought in the past five (5) years; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against Spinco or the Spinco Subsidiary, any of their respective current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of the Company must be related to Spinco’s or the Spinco Subsidiary’s business, equity securities or assets), or any of their respective business, equity securities or assets.

3.12	Material Contracts.

(a)	True, correct and complete copies of all Material Contracts of Spinco and the Spinco Subsidiary (each, a “Spinco Material Contract”) (including written summaries of oral Spinco Material Contracts) have been made available to the Company.

(b)	With respect to each Spinco Material Contract: (i) the Spinco Material Contract is valid, binding and enforceable in all material respects against Spinco or the Spinco Subsidiary, as applicable, and, to the Knowledge of Spinco, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not affect the validity or enforceability of the Spinco Material Contracts (iii) Spinco or the Spinco Subsidiary, as applicable, is not in breach or default in any material respect, and to the Knowledge of Spinco, no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Spinco or the Spinco Subsidiary, or permit termination or acceleration by the other party, under such Spinco Material Contract; (iv) to the Knowledge Spinco, no other party to any Spinco Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by Spinco or the Spinco Subsidiary under any Spinco Material Contract; (v) Spinco and the Spinco Subsidiary have received neither written nor, to Spinco’s Knowledge, oral notice of an intention by any party to any such Spinco Material Contract that provides for a continuing obligation by any party thereto to terminate such Spinco Material Contract or amend the terms thereof, other than modifications in the ordinary course of business and do not adversely affect Spinco or the Spinco Subsidiary in any material respect; and (vi) Spinco and the Spinco Subsidiary have not waived any material rights under any such Spinco Material Contract.

3.13	Intellectual Property.

Except as would not and would not be reasonably expected to have, individually or in the aggregate, a Spinco Material Adverse Effect: (i) Spinco and the Spinco Subsidiary owns all right, title and interest, or have valid licenses (and are not in material breach of such licenses), in and to all Intellectual Property that is material to the conduct of the business, as presently conducted, of Spinco or the Spinco Subsidiary (collectively, the “Spinco Intellectual Property Rights”); (ii) all such Spinco Intellectual Property Rights that are owned by or licensed to Spinco or the Spinco Subsidiary are sufficient, in all material respects, for conducting the business, as presently conducted, of Spinco or the Spinco Subsidiary; (iii) to the Knowledge of Spinco, all Spinco Intellectual Property Rights owned or leased by Spinco or the Spinco Subsidiary is valid and enforceable, and, to the Knowledge of Spinco, the carrying on of the business of Spinco and the Spinco Subsidiary and the use by Spinco and the Spinco Subsidiary of any of the Spinco Intellectual Property Rights or Spinco Technology (as defined below) owned by or licensed to Spinco or the Spinco Subsidiary, as applicable, does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the Knowledge of Spinco, no third party is infringing upon the Spinco Intellectual Property Rights owned or licensed by Spinco or the Spinco Subsidiary and no Proceeding is currently pending or threatened with respect to the foregoing; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of Spinco (collectively, the “Spinco Technology”), are sufficient, in all material respects, for conducting the business, as presently conducted, of Spinco and the Spinco Subsidiary; and (vi) Spinco and the Spinco Subsidiary collectively own, or have validly licensed or leased (and are not in material breach of such licenses or leases), such Spinco Technology.

3.14	Taxes and Returns.

(a)	Spinco and the Spinco Subsidiary have timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects.

(b)	Spinco and the Spinco Subsidiary have paid on a timely basis all material Taxes which are due and payable by it, all assessments and reassessments, and all other material Taxes due and payable by it on or before the date of this Agreement, other than those Taxes which are being or have been contested in good faith and in respect of which reserves have been provided in the Spinco Financial Statements in accordance with GAAP.

(c)	Nether Spinco nor the Spinco Subsidiary has received a Tax refund to which it was not entitled.

(d)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Spinco or the Spinco Subsidiary, and Spinco and the Spinco Subsidiary are not a party to any Proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of Spinco, threated against Spinco or the Spinco Subsidiary or any of their respective assets, which has not been resolved or finally settled.

(e)	No claim has been made in writing by any Governmental Authority in a jurisdiction where Spinco or the Spinco Subsidiary does not file Tax Returns that Spinco or the Spinco Subsidiary is or may be subject to Tax by that jurisdiction.

(f)	There are no Liens with respect to any Taxes upon any of Spinco or the Spinco Subsidiary’s assets, other than Permitted Liens.

(g)	Spinco and the Spinco Subsidiary have withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by applicable Law to do so.

(h)	There are no outstanding agreements, extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from Spinco or the Spinco Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(i)	No closing agreements, private letter rulings, technical advice memoranda, or similar agreements or rulings regarding Taxes have been requested by or entered into by Spinco or the Spinco Subsidiary with any Governmental Authority or issued by any Governmental Authority to Spinco or the Spinco Subsidiary.

(j)	Spinco and the Spinco Subsidiary are not a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, any Taxes or Tax benefits (other than pursuant to customary provisions included in Contracts entered into in the ordinary course of Spinco or the Spinco Subsidiary’s business, the principal subject matter of which is not Taxes).

(k)	Spinco and the Spinco Subsidiary does not have any liability for the Taxes of any third party under Section 1.1502-6 of the Treasury Regulations (or any similar provision under applicable Laws) as a transferee or successor or otherwise by operation of applicable Laws.

(l)	The Spinout will not be a tax-deferred transaction governed in whole or in part by Sections 355 or 361 of the Code, for U.S. federal income tax purposes.

(m)	The Spinout Assets do not constitute substantially all of the properties held directly or indirectly by Parent. As of the date of this Agreement, the fair market value of the Spinout Assets is less than 50% of the fair market value of the Parent assets.

(n)	None of the Spinout Assets consist of assets constituting a U.S. trade or business, shares in a U.S. domestic corporation, or partnership interests in an entity classified as a domestic partnership for U.S. federal income tax purposes.

(o)	Spinco and the Spinco Subsidiary have not participated in any “listed transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations.

(p)	Spinco and the Spinco Subsidiary have not taken, permitted or agreed to take any action, and does not as of the date hereof or as of prior to the Closing on the Closing Date, intend to or plan to take any action, in each case that would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

3.15	Real Property.

Except as disclosed in Schedule 3.15:

(a)	Spinco and the Spinco Subsidiary have valid, good and marketable title to all of the real or immovable property owned by Spinco or the Spinco Subsidiary (the “Spinco Owned Properties”), free and clear of any Liens, except for Permitted Liens, and there are no outstanding options or rights of first refusal to purchase the Spinco Owned Properties, or any portion thereof or interest therein;

(b)	Each lease, sublease, license or occupancy agreement (in each case, together with any amendments, supplements, notices and ancillary agreements thereto) for real or immovable property leased, subleased, licensed or occupied by Spinco or the Spinco Subsidiary, is valid, legally binding and enforceable against Spinco or the Spinco Subsidiary in accordance with its terms and in full force and effect, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been made available to the Company. Spinco and the Spinco Subsidiary are not in breach of, or default under, such lease, sublease, license or occupancy agreement, and, to the Knowledge of Spinco, no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by Spinco or the Spinco Subsidiary, or permit termination, modification or acceleration by any third party thereunder;

(c)	No third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any provision thereof; and

(d)	None of the leases, subleases, licenses or occupancy agreements has been assigned by Spinco or the Spinco Subsidiary in favor of any Person or sublet or sublicensed.

3.16	Personal Property; Condition of Personal Property.

Spinco and the Spinco Subsidiary have good title to all material personal or movable property of any kind or nature which Spinco or the Spinco Subsidiary purports to own, free and clear of all Liens (other than Permitted Liens). Spinco and the Spinco Subsidiary, as lessees, have the right under valid and subsisting leases to use, possess and control all personal or movable property leased by, and material to, Spinco or the Spinco Subsidiary, as used, possessed and controlled by Spinco or the Spinco Subsidiary. All real and tangible personal property of Spinco and the Spinco Subsidiary are in generally good repair and are operational and usable in the manner in which such property is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

3.17	Title to and Sufficiency of Assets.

Spinco and the Spinco Subsidiary have good and marketable title to, or a valid leasehold interest in or right to use, all of their material assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens set forth in the Spinco Financial Statements. The assets (including Intellectual Property Rights and contractual rights) of Spinco and the Spinco Subsidiary constitute all of the material assets, rights and properties that are used in the operation of the businesses of Spinco and the Spinco Subsidiary as it is now conducted or that are used or held by Spinco or the Spinco Subsidiary for use in the operation of Spinco’s or the Spinco Subsidiary’s businesses.

3.18	Employee Matters.

(a)	Spinco and the Spinco Subsidiary are not party to, or bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related Contract with any labor or trade union, labor organization or works council, and have never been party to, or bound by, any such Contracts. There are no labor strikes, slowdowns, work stoppages, boycotts, picketing, lockouts, job actions, labor disputes, or to Spinco’s Knowledge threat of any of the foregoing, or union organizing activity (of unrepresented employees) or question concerning representation, by or with respect to any of the employees of Spinco or the Spinco Subsidiary, and no such activities have ever occurred. No employees of Spinco or the Spinco Subsidiary are represented by any labor organization, labor or trade union, or works council with respect to their employment with Spinco or the Spinco Subsidiary. Spinco and the Spinco Subsidiary have not engaged in any unfair labor practices.

(b)	Spinco and the Spinco Subsidiary (i) are and have been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety, wages and hours, discrimination, harassment, retaliation, disability, labor relations, classification, withholding, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and other time off, and employee terminations, and has not received written or, to the Knowledge of Spinco, oral notice that there is any instance of noncompliance in any of the foregoing respects, (ii) have correctly classified all current and former employees as either self-employed, employees, independent contractors, and as exempt or non- exempt for all purposes, (iii) have correctly classified all current and former employees as either self- employed, employees, independent contractors, and as exempt or non-exempt for all purposes, and is not liable for any past due arrears of wages or other compensation due to employees, independent contractors or consultants of the Parent or any penalty for failure to comply with any of the foregoing; and (iv) are not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to Spinco’s Knowledge, threatened, and there have been no such Actions brought in the past three (3) years, against Spinco the Spinco Subsidiary brought by or on behalf of any applicant for employment, any current or former employee, consultant, or independent contractor, any Person alleging to be a current or former employee, or any Governmental Authority or any other Person relating to violations of any federal, state, or local labor or employment Laws, or making any other allegation relating to the employment of or services rendered by such Person including alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. No executive or key employee of Spinco or the Spinco Subsidiary has informed Spinco or the Spinco Subsidiary, orally or in writing, of any plan to terminate their employment with or services to Spinco or the Spinco Subsidiary (provided that, for purposes of this Section 3.18(b), individuals who provide services to Spinco or the Spinco Subsidiary while employed by the Parent or its other Subsidiaries shall not be deemed to be executives or key employees of Spinco or the Spinco Subsidiary).

(c)	Except as set forth on Schedule 3.18(c), Spinco and the Spinco Subsidiary have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and Spinco and the Spinco Subsidiary have no obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to Spinco’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice.

(d)	Except as set forth on Schedule 3.18(d), Spinco and the Spinco Subsidiary have paid in full to all their independent contractors all compensation, commission, bonuses and other compensation due, including overtime compensation, and Spinco and the Spinco Subsidiary have no obligation or Liability (whether or not contingent) with respect to payments to any such independent contractors upon termination of Contracts pursuant to which such independent contractors are engaged.

(e)	In the past three (3) years, Spinco and the Spinco Subsidiary have not implemented any plant closing, mass layoff or similar event that has triggered the notification requirement of the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. or any similar state, local or foreign Law.

(f)	There has not at any time been and there is not pending or, to the Knowledge of Spinco, threatened, any allegation, investigation (including any internal investigation), complaint, lawsuit or Action concerning any Misconduct with respect to any Spinco or Spinco Subsidiary employee, contractor, or other service provider, and Spinco and the Spinco Subsidiary maintain and have at all times maintained appropriate policies prohibiting their service providers from engaging in acts of Misconduct.

3.19	Benefit Plans.

(a)	“Spinco Benefit Plans” means any “employee benefit plan,” and all material contracts, plans, agreements, programs, arrangements, employee benefit plans, compensation arrangements and other benefit arrangements, whether written or unwritten and whether or not providing cash- or equity-based incentives (e.g., restricted stock, stock option, stock appreciation right, phantom stock, etc.), health, medical, dental, disability, accident or life insurance benefits, change in control or retention payments, vacation, severance, salary continuation, or other termination pay, bonus, commissions or other variable compensation, vacation, paid-time-off, sick leave, fringe benefit, retirement, deferred compensation, pension or savings benefits, that are sponsored, maintained, contributed to or required to be contributed by Spinco or the Spinco Subsidiary or under which Spinco or the Spinco Subsidiary has any liability or obligation (including any contingent liability or obligation) and all employment or other agreements providing compensation, vacation, severance or other benefits to any officer, employee, consultant or former employee of Spinco or the Spinco Subsidiary to which Spinco or the Spinco Subsidiary is a party.

(b)	With respect to each Spinco Benefit Plan, (i) Spinco has made available to the Company or will make available to the Company promptly following the date hereof true and complete copies, to the extent applicable, of each material writing constituting a part of such Spinco Benefit Plan, including all plan documents and amendments thereto, or if not in writing, a summary of such Spinco Benefit Plan, (ii) there are no funded benefit obligations for which contributions have not been made or properly accrued and (iii) there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Spinco Financial Statements. Spinco and the Spinco Subsidiary have not in the past been either a member of a “controlled group,” nor does Spinco or the Spinco Subsidiary have any Liability with respect to any collectively-bargained for plans. No fact exists which could reasonably be expected to adversely affect the qualified status of any Spinco Benefit Plans or the exempt status of such trusts.

(c)	With respect to each Spinco Benefit Plan: (i) such Spinco Benefit Plan is and has at all times been operated, maintained, funded, and administered in accordance with its material terms, and applicable Laws; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to Spinco’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined by any applicable Laws, has occurred, excluding transactions effected pursuant to a statutory or administration exemption, and (v) all material contributions and premiums due through the Effective Date have been timely made or have been fully accrued on the Spinco Financial Statements.

(d)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of Spinco or the Spinco Subsidiary or with respect to any Spinco Benefit Plan; (ii) increase any benefits otherwise payable under any Spinco Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) to the Spinco’s Knowledge, result in a non-exempt prohibited transaction, as defined by any applicable Laws. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from Spinco or the Spinco Subsidiary as a result of the imposition of any excise taxes required by any applicable Laws.

3.20	Environmental Matters.

(a)	Spinco and the Spinco Subsidiary are and have been in material compliance with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for their business and operations by Environmental Laws (“Environmental Permits”). No Action is pending or, to Spinco’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and to Spinco’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b)	Spinco and the Spinco Subsidiary are not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (ii) Release or threatened Release of a Hazardous Material. Spinco and the Spinco Subsidiary have not assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)	No Action has been made or is pending, or to Spinco’s Knowledge, threatened against Spinco or the Spinco Subsidiary or any assets of Spinco or the Spinco Subsidiary alleging either or both that Spinco or the Spinco Subsidiary may be in violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)	There is no investigation of the business, operations, or currently owned, operated, or leased property of Spinco or the Spinco Subsidiary or, to Spinco’s Knowledge, previously owned, operated, or leased property of Spinco or the Spinco Subsidiary pending or, to Spinco’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or Environmental Liabilities.

(e)	There are no (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls located at any of the properties of Spinco or the Spinco Subsidiary.

3.21	Transactions with Affiliates.

Schedule 3.21 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations in an amount in excess of $120,000 between Spinco or the Spinco Subsidiary, on the one hand, and, on the other hand, any (a) present or former director, officer, employee, agent, independent contractor or Affiliate of Spinco or the Spinco Subsidiary, or any immediate family member of any of the foregoing, excluding customary employment arrangements, agreements providing for indemnification rights, Benefit Plans and agreements related primarily to an investment in Spinco or the Spinco Subsidiary, or (b) any record or beneficial owner of more than five percent (5%) of the Parent’s outstanding capital stock as of the date hereof.

3.22	Insurance.

(a)	All premiums due and payable under all material insurance policies of Spinco or the Spinco Subsidiary have been paid and Spinco and the Spinco Subsidiary, as applicable, is otherwise in material compliance with the terms of such insurance policies and each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) unless otherwise disclosed in Schedule 3.22, will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Effective Date. Spinco and the Spinco Subsidiary have no self-insurance or co-insurance programs. In the past five (5) years (or since the date of Spinco’s or the Spinco Subsidiary’s formation if less than five years ago), neither Spinco nor the Spinco Subsidiary has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)	Spinco and the Spinco Subsidiary have reported to their insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to Spinco or the Spinco Subsidiary. To the Knowledge of Spinco, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such material insurance claim. In the last three (3) years, Spinco and the Spinco Subsidiary have not made any claim against an insurance policy as to which the insurer is denying or has denied coverage.

3.23	Books and Records.

All of the financial books and records of Spinco and the Spinco Subsidiary are complete and accurate in all material respects and have been maintained in the ordinary course of business consistent with past practice and in accordance with applicable Laws.

3.24	Certain Business Practices.

(a)	Neither Spinco nor the Spinco Subsidiary, nor to the Knowledge of Spinco, any of their respective Representatives acting on their behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the incorporation of Spinco and the Spinco Subsidiary, as applicable, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Spinco or the Spinco Subsidiary or assist any of them in connection with any actual or proposed transaction.

(b)	The operations of Spinco and the Spinco Subsidiary are, and to the Knowledge of Spinco have been, conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving Spinco or the Spinco Subsidiary with respect to any of the foregoing is pending or, to the Knowledge of Spinco, threatened.

(c)	None of Spinco, the Spinco Subsidiary, nor any of their respective directors or officers, or, to the Knowledge of Spinco, any other Representative acting on behalf of Spinco or the Spinco Subsidiary is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and Spinco and the Spinco Subsidiary have not in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, North Korea, Sudan, Syria, or the Crimean Region of Ukraine, or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.25	Compliance with Privacy Laws, Privacy Policies and Certain Contracts.

(a)	Spinco and the Spinco Subsidiary, and to the Knowledge of Spinco, the officers, directors, employees, agents, subcontractors and vendors to whom Spinco or the Spinco Subsidiary has given access to Personal Data, are and have been at all times in compliance with all applicable Privacy Laws, except as would not, individually or in the aggregate, have a Spinco Material Adverse Effect;

(b)	To the Knowledge of Spinco, except as would not, individually or in the aggregate, have a Spinco Material Adverse Effect, Spinco and the Spinco Subsidiary have not experienced any loss, damage or unauthorized access, use, disclosure, modification, or breach of security of Personal Data maintained by or on behalf of Spinco or the Spinco Subsidiary (including, to the Knowledge of Spinco, by any agent, subcontractor or vendor of Spinco or the Spinco Subsidiary); and

(c)	To the Knowledge of Spinco, except as would not, individually or in the aggregate, have a Spinco Material Adverse Effect, (i) no Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Privacy Law by Spinco or the Spinco Subsidiary; and (ii) Spinco and the Spinco Subsidiary have not been given written notice of any criminal, civil or administrative violation of any Privacy Law, in any case including any claim or Action with respect to any loss, damage or unauthorized access, use, disclosure, modification, or breach of security, of Personal Data maintained by or on behalf of Spinco or the Spinco Subsidiary (including by any agent, subcontractor or vendor of Spinco or the Spinco Subsidiary).

3.26	Investment Company Act.

Neither Spinco nor the Spinco Subsidiary is an “investment company” or a Person directly or indirectly controlled by or acting on behalf of a person subject to registration and regulation as an “investment company,” in each case within the meanings of the Investment Company Act.

3.27	Finders and Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Spinco or the Spinco Subsidiary or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Person.

3.28	Ownership of Amalgamation Consideration.

All Spinco Common Shares to be issued to the Company Shareholders at the Effective Time in accordance with Article I shall be, upon issuance and delivery of such Spinco Common Shares, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws or the Company Lock-Up Agreements, and the issuance and sale of such Spinco Common Shares pursuant hereto will not be subject to or give rise to any pre-emptive rights or rights of first refusal.

Article IV
REPRESENTATIONS AND WARRANTIES OF AMALCO SUB

Amalco Sub represents and warrants to the Company with respect to Amalco Sub as follows:

4.1	Organization and Standing.

Amalco Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of British Columbia. Amalco Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Amalco Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Amalco Sub has heretofore made available to the Company accurate and complete copies of the Organizational Documents of Amalco Sub, as currently in effect as of the date hereof. Amalco Sub is not in violation of any provision of its Organizational Documents in any material respect.

4.2	Authorization; Binding Agreement.

Amalco Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Amalco Sub Board and, as applicable, shareholders of Amalco Sub in accordance with Amalco Sub’s Organizational Documents and any other applicable Law, and (b) no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement, on the part of Amalco Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party, or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Amalco Sub is a party has been or shall be when delivered, duly and validly executed and delivered and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Amalco Sub, enforceable against Amalco Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3	Governmental Approvals.

No Consent of or with any Governmental Authority, on the part of Amalco Sub is required to be obtained or made in connection with the execution, delivery or performance by Amalco Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by Amalco Sub of the transactions contemplated hereby and thereby, other than (a) such filings as expressly contemplated by this Agreement, (b) any filings required with the Stock Exchange or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, or any state “blue sky” securities Laws, and the rules and regulations thereunder, (d) applicable requirements, if any, pursuant to the HSR Act, and (e) where the failure to obtain or make such Consents or to make such filings or notifications has not and would not, individually or in the aggregate, reasonably be expected to have a Spinco Material Adverse Effect.

4.4	Non-Contravention.

The execution and delivery by Amalco Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by Amalco Sub of the transactions contemplated hereby and thereby, and compliance by Amalco Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Amalco Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Amalco Sub, or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Amalco Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, or (vii) result in the creation of any Lien upon any of the properties or assets of Amalco Sub under, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Company Material Adverse Effect.

4.5	Capitalization.

(a)	Prior to giving effect to the Amalgamation, Amalco Sub is authorized to issue an unlimited number of common shares, of which one common share is issued and outstanding, which common share is owned by Spinco. Prior to giving effect to the transactions contemplated by this Agreement, Amalco Sub has never had any Subsidiaries or owned any equity interests in any other Person.

(b)	Except as set forth in its Organizational Documents, Amalco Sub (i) has no obligation to issue, sell or transfer any equity securities of Amalco Sub, (ii) is not party or subject to any contract that affects or relates to voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any equity interests of Amalco Sub, (iii) has not granted any registration rights or information rights to any other Person, (iv) has not granted any phantom shares and there are no voting or similar agreements entered into by Amalco Sub which relate to its capital or equity interests, (v) has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for voting interests of Amalco Sub or equity interests of Amalco Sub) with the owners or holders of Amalco Sub on any matter or any agreements to issues such bonds, debentures, notes or other obligations and (vi) has no outstanding contractual obligations to provide funds to, or make any investment (other than the transactions contemplated herein) in, any other Person.

4.6	Amalco Sub Activities.

Since its formation, Amalco Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Arrangement and the Amalgamation, and other than this Agreement and the Ancillary Documents to which it is a party, Amalco Sub is not party to or bound by any Contract.

4.7	Compliance with Laws.

Amalco Sub is not, and since the date of its formation, has not been, in conflict or non-compliance with, or in default or violation of, any Laws applicable to it. To Amalco Sub’s Knowledge, Amalco Sub, has not, since the date of its formation, received any written or oral notice of, or is under investigation with respect to, any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it is or was bound.

4.8	Actions; Orders.

There is no pending or, to the Knowledge of Amalco Sub, threatened Action to which Amalco Sub is subject, and there is no Action that Amalco Sub has pending against any other Person. Amalco Sub is not subject to any Orders of any Governmental Authority, nor to the Knowledge of Amalco Sub, are any such Orders pending.

4.9	Transactions with Affiliates.

There are no transactions, Contracts or understandings between Amalco Sub, on the one hand, and any (a) present or former director, officer, employee, agent, independent contractor or Affiliate of Amalco Sub, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of Amalco Sub outstanding capital stock as of the date hereof, on the other hand.

4.10	Finders and Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Amalco Sub or any of its respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Amalco Sub.

4.11	Investment Company Act.

Amalco Sub is not an “investment company” or a Person directly or indirectly controlled by or acting on behalf of a person subject to registration and regulation as an “investment company,” in each case within the meanings of the Investment Company Act.

4.12	Taxes.

Amalco Sub has not taken, permitted or agreed to take any action, and does not as of the date hereof or as of prior to the Closing on the Closing Date, intend to or plan to take any action, in each case that would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

Article V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Parent on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Parent as set forth below. Any reference to “Company” in this Article V, other than Sections 5.1, 5.2, 5.3, 5.4, 5.7, 5.21, 5.22, 5.26, 5.27, 5.28, and 5.29, are deemed to include the Company and its Subsidiaries.

5.1	Organization and Standing.

The Company is a corporation duly incorporated and validly existing under the Laws of British Columbia, is duly qualified to do business, and has all requisite corporate power and authority to own, make use of, lease and operate its assets and properties and to carry on its business as now being conducted. The Company has heretofore made available to the Parent accurate and complete copies of its Organizational Documents, as currently in effect as of the date hereof. The Company is not in violation of any provision of its Organizational Documents in any material respect.

5.2	Authorization; Binding Agreement.

The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Arrangement, the Amalgamation and the other transactions contemplated hereby and thereby, subject to the receipt of the Required Company Shareholder Approval and the approval of the Arrangement by the Court. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s Board and, where applicable, its shareholders, in accordance with the Company’s Organizational Documents, any applicable Law or any Contract to which the Company or any of its shareholders is a party or by which it or its securities are bound and (b) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby except for obtaining Required Company Shareholder Approval and the approval of the Arrangement by the Court. This Agreement has been, and each Ancillary Document to which the Company is a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s Board, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with its Organizational Documents, has (i) determined that this Agreement, and thereby the Ancillary Documents, and the Arrangement, the Amalgamation and the other transactions contemplated hereby and thereby are advisable, fair to, and in the best interests of, the Company and its shareholders, (ii) approved and adopted this Agreement, the Ancillary Documents, and approved the Arrangement, the Amalgamation and the other transactions contemplated hereby and thereby in accordance with applicable law, (iii) directed that this Agreement be submitted to the Company’s Shareholders for consideration, approval and adoption, (iv) recommended that the Company’s Shareholders approve and adopt this Agreement, the Ancillary Documents, the Amalgamation and other transactions contemplated hereby and thereby. Except for the Required Company Shareholder Approval and approval of the Arrangement by the Court, no additional approval or vote of any holders of capital stock or other equity interests of the Company would then be necessary to approve and adopt this Agreement and the Ancillary Documents and approve the Amalgamation and the other transactions contemplated hereby and thereby.

5.3	Capitalization.

(a)	The authorized capital stock of the Company consists of an unlimited number of Company Common Shares and an unlimited number of Company Preferred Shares, of which, as of the date of this Agreement, 12,218,827 Company Common Shares and 16,758,528 Company Preferred Shares were issued and outstanding. All outstanding Company Shares are duly authorized, are fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, or any Contract to which the Company is a party or by which it or its securities are bound. None of the outstanding Company Securities have been issued in violation of any applicable securities law.

(b)	Schedule 5.3(b) contains a complete and correct list, as of the date hereof, of (i) the name of the holder of each such Company Option, (ii) the number of Company Common Shares underlying each such Company Option, (iii) the date on which each such Company Option was granted, (iv) the exercise price of each Company Option, and (v) the expiration date of each Company Option. Except as set forth on Schedule 5.3(b), there are no outstanding or authorized equity appreciation rights, phantom equity rights, other equity or equity-based awards or other similar rights with respect to the Company other than the Company Stock Option Plan.

(c)	Schedule 5.3(c) contains a complete and correct list, as of the date hereof, of (i) the name of the holder of each such Company Warrant, (ii) the number of Company Common Shares underlying each such Company Warrant, (iii) the date on which each such Company Warrant was granted, (iv) the exercise price of each Company Warrant, and (v) the expiration date of each Company Warrant.

(d)	Schedule 5.3(d) contains a complete and correct list, as of the date hereof, of all holders of outstanding Company Notes and Company SAFEs, indicating as applicable, with respect to each Company Note or Company SAFE then outstanding, the number of shares of Company Common Shares subject to such Company Note or Company SAFE, the date of issuance, outstanding principal and interest balance, interest rate and whether (and to what extent) the terms of such Company Note or Company SAFE will be accelerated or otherwise adjusted in any way by the consummation of the transactions contemplated by this Agreement.

(e)	Other than as set forth on Schedule 5.3(a), Schedule 5.3(b), Schedule 5.3(c) and Schedule 5.3(d) there are no other equity or voting interests in, or any Company Convertible Securities, or pre-emptive rights or other outstanding rights, options, warrants, subscriptions, puts, calls, conversion rights, or agreements or commitments of any rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its shareholders is a party or bound relating to any equity securities of the Company, whether or not outstanding.

(f)	There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests, other than the Company Shareholders Agreement. Except as set forth in the Company’s Certificate of Incorporation or as expressly set forth in this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company Securities have been granted, offered, sold and issued in compliance with all applicable securities Laws.

(g)	There are no equity interests of the Company are issuable, and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise) as a result of the transactions contemplated hereby.

(h)	Since June 30, 2023, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed, or otherwise acquired any equity interests of the Company, and the Company Board has not authorized any of the foregoing.

5.4	Subsidiaries.

(a)	The Company has one Subsidiary, Damon Motors Corporation, incorporated under the laws of Delaware on April 26, 2021 (the “Company Subsidiary”).

(b)	The Company Subsidiary is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation and has all requisite corporate, trust, limited liability company or partnership power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(c)	The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of the Company Subsidiary, free and clear of any Liens. All such common shares or other equity interests so owned by Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights or in violation of applicable Laws.

5.5	Governmental Approvals.

Except for approval of the Arrangement by the Court, no Consent of or with any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings and approvals as expressly contemplated by this Agreement, (b) any filings required with the British Columbia Securities Commission with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, pursuant to the HSR Act, (d) applicable requirements, if any, pursuant to the Competition Act (Canada) or the Investment Canada Act, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

5.6	Non-Contravention.

The execution and delivery of this Agreement and the Ancillary Documents by the Company and of the transactions contemplated hereby and thereby, consummation by the Company of the transactions contemplated hereby and thereby and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Company or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under (other than Permitted Liens), (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of the Company Material Contracts, in each case except where such conflict, violation, breach, default, termination, cancellation, modification, acceleration, obligation, creation, or default would not, individually or in the aggregate, have a Company Material Adverse Effect.

5.7	Financial Statements.

(a)	The Company has delivered to Parent a copy of the audited consolidated balance sheets of the Company as of June 30, 2023 and June 30, 2022, together with the audited consolidated statements of operations, cash flows and shareholders’ equity of the Company for the fiscal years then ended, and the related notes thereto (the “Company Financial Statements”). The Company Financial Statements, together with the notes thereto, fairly present, in all material respects, the financial position of the Company at the dates thereof and the results of the operations, changes in shareholders’ equity, and cash flows of the Company for the respective periods referred to in such financial statements, all in accordance with GAAP methodologies applied on a consistent basis throughout the periods involved.

(b)	The Company has no off-balance sheet arrangements that are not disclosed in the Company Financial Statements. The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)	Other than as disclosed in the report to the Company’s audit committee in respect of the Company Financial Statements, (i) the Company has established and maintains a system of Internal Controls, and (ii) the Company has not identified in writing and has not received written or, to the Knowledge of the Company, oral notice from an independent auditor of (A) any significant deficiency or material weakness in its system of Internal Controls, (B) any facts that, in their totality, reasonably constitute fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the Internal Controls utilized by the Company, or (C) any claim or allegation regarding any of the foregoing. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s Internal Controls that would reasonably be expected to adversely affect, in a material manner, the Company’s ability to record, process, summarize and report financial information, and, to the Knowledge of the Company, there are no facts that, in their totality, reasonably constitute fraud committed by the Company or any of its Affiliates, the management of the Company or any other Person, which actual and intentional common law fraud involves the Company or its management, employees, assets or operations.

(d)	The Company’s independent auditor is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC and is registered with the PCAOB.

(e)	There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(f)	Except as and to the extent reflected or reserved against in the Company Financial Statements or as incurred in connection with this Agreement, the Company has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Company Financial Statements, other than (i) Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Balance Sheet Date in the ordinary course of business or (ii) Liabilities that are not, individually or in the aggregate, material in amount. All debts and Liabilities, fixed or contingent, which should be included under GAAP on a balance sheet are included in all material respects in the Company Financial Statements as of the date of such Company Financial Statements.

(g)	When delivered as required by Section 6.4(a) and Section 6.4(b), respectively, the Company PCAOB Financial Statements and Subsequent Unaudited Company Financial Statements, together with the notes thereto, (i) will fairly present, in all material respects, the financial position of the Company at the dates thereof and the results of the operations, changes in shareholders’ equity, and cash flows of the Company for the respective periods referred to in such financial statements, all in accordance with GAAP methodologies applied on a consistent basis throughout the periods involved, and (ii) will comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

5.8	Absence of Certain Changes.

Since June 30, 2023, there has not occurred a Company Material Adverse Effect. Since June 30, 2023, the Company has conducted its business in the ordinary course and consistent with past practice and the Company has not taken any action that, if taken after the date of this Agreement and prior to the Effective Date, would require the consent of the Parent pursuant to Section 6.2.

5.9	Compliance with Laws.

The Company is not, and since its incorporation has never been, in material conflict or material non- compliance with, or in material default or violation of any applicable Laws. Since its incorporation, the Company, (i) has not received any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business, products or operations are or were bound or affected, (ii) has not been subjected to any investigation by a Governmental Authority regarding any actual or alleged violation of or failure on the part of the Company to comply with any applicable Law, (iii) has not had claims filed against it with any Governmental Authority alleging any failure by the Company to comply with applicable Law, and (iv) has not made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any applicable Law, in the case of clauses (i) through (iii), except as would not, or would not reasonably be expected to, be material to the Company.

5.10	Company Permits.

The Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Company), holds all licenses and Permits necessary to lawfully own, lease and conduct in all material respects its business as presently conducted and to own, lease and operate its assets and properties (collectively, the “Company Permits”). All the Company Permits are in full force and effect and not subject to, or threatened to be subject to, any revocation or modification Proceeding, and the Company is conducting business in full compliance with the Company Permits. The Company is not in violation in any material respect of the terms of the Company Permits, and the Company has received no written or oral notice of any Actions relating to the revocation or modification of the Company Permits.

5.11	Litigation.

There is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, and no such Action has been brought in the past five (5) years; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against the Company, its respective current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of the Company must be related to the Company’s business, equity securities or assets), its business, equity securities or assets.

5.12	Material Contracts.

(a)	True, correct and complete copies of all Material Contracts of the Company or the Company Subsidiary (each, a “Company Material Contract”) (including written summaries of oral Company Material Contracts) have been made available to the Parent.

(b)	With respect to the Company Material Contracts: (i) each Company Material Contract is valid and binding and enforceable in all material respects against the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not affect the validity or enforceability of the Company Material Contracts; (iii) the Company is not in breach or default in any material respect, and to the Knowledge of the Company, no condition or event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company, under such Company Material Contract; (v) the Company has received neither written nor, to the Company’s Knowledge, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business and do not adversely affect the Company in any material respect; and (vi) the Company has not waived any material rights under any such Company Material Contract.

5.13	Intellectual Property.

Except as would not and would not be reasonably expected to be, individually or in the aggregate, be a Company Material Adverse Effect: (i) the Company owns all right, title and interest, or have valid licenses (and is not in material breach of such licenses), in and to all Intellectual Property that is material to the conduct of the business, as presently conducted, of the Company (collectively, the “Intellectual Property Rights”); (ii) all such Intellectual Property Rights that are owned by or licensed to the Company are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company; (iii) to the Knowledge of the Company, all Intellectual Property Rights owned or leased by the Company are valid and enforceable, and the carrying on of the business of the Company and the use by the owned by or licensed to the Company does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the Knowledge of the Company, no third party is infringing upon the Intellectual Property Rights owned or licensed by the Company, and no Proceeding Company of any of the Intellectual Property Rights or Technology (as defined below) is currently pending or threatened with respect to the foregoing; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company (collectively, the “Company Technology”) are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company; and (vi) the Company owns, or has validly licensed or leased (and is not in material breach of such licenses or leases), such Company Technology.

5.14	Taxes and Returns.

(a)	Each of the Company and the Company Subsidiary have timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects.

(b)	Each of the Company and the Company Subsidiary have paid on a timely basis all material Taxes which are due and payable by it, all assessments and reassessments, and all other material Taxes due and payable by it on or before the date of this Agreement, other than those Taxes which are being or have been contested in good faith and in respect of which reserves have been provided in the Company Financial Statements in accordance with GAAP.

(c)	Nether the Company nor the Company Subsidiary has received a Tax refund (including in respect of a deemed overpayment of Taxes under the ITA) to which it was not entitled.

(d)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of the Company or the Company Subsidiary, and the Company or the Company Subsidiary is not a party to any Proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of the Company, threated against the Company or the Company Subsidiary or any of their respective assets, which has not been resolved or finally settled.

(e)	No claim has been made in writing by any Governmental Authority in a jurisdiction where the Company or Company Subsidiary does not file Tax Returns that the Company or Company Subsidiary is or may be subject to Tax by that jurisdiction.

(f)	There are no Liens with respect to any Taxes upon any of the Company’s or the Company Subsidiary’s assets, other than Permitted Liens.

(g)	The Company and the Company Subsidiary have each withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by applicable Law to do so.

(h)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from, the Company or Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(i)	No closing agreements, private letter rulings, technical advice memoranda, or similar agreements or rulings regarding Taxes have been requested by or entered into by Company or the Company Subsidiary with any Governmental Authority or issued by any Governmental Authority to Company or the Company Subsidiary.

(j)	Neither Company nor the Company Subsidiary is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, any Taxes or Tax benefits (other than pursuant to customary provisions included in Contracts entered into in the ordinary course of the Company’s or the Company Subsidiary’s business, the principal subject matter of which is not Taxes).

(k)	Neither Company nor the Company Subsidiary has any liability for the Taxes of any third party under Section 1.1502-6 of the Treasury Regulations (or any similar provision under applicable Laws) as a transferee or successor or otherwise by operation of applicable Laws.

(l)	For U.S. federal income tax purposes, (i) the Company is, and has been since its formation, classified as a foreign corporation, and (ii) the Company Subsidiary is, and has been since its formation, classified as a domestic corporation.

(m)	Neither the Company nor the Company Subsidiary has taken, permitted or agreed to take any action, and does not as of the date hereof or as of prior to the Closing on the Closing Date intend to or plan to take any action, in each case that would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

(n)	Neither the Company nor the Company Subsidiary has entered into or participated in any “listed transaction” (within the meaning of Section 1.6011-4 of the Treasury Regulations) or “notifiable transaction” for purposes of the ITA.

(o)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company and any person that is (i) a non-resident of Canada for purposes of the ITA, and (ii) not dealing at arm’s length with the Company for purposes of the ITA, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the ITA, and all documentation or records as required by applicable Laws has been made or obtained in respect of such transactions (or series of transactions).

(p)	There are no circumstances existing which could result in the application to the Company of sections 17, 78, or 80 to 80.04 of the ITA or any analogous provision of any comparable applicable Law.

(q)	If the Company has claimed any amount of tax credit or subsidy, including claims under the Canada Emergency Wage Subsidy, the Canada Emergency Rent Subsidy or other governmental relief program, such amounts were claimed and received in accordance with the ITA and other applicable Laws.

5.15	Real Property.

(a)	The Company has title to its properties as follows: (i) with respect to real property, such title is good and marketable free and clear of all liens, security interests, pledges, charges, encumbrances, mortgages and restrictions; and (ii) with respect to personal property, such title is free and clear of all liens, security interests, pledges, charges, encumbrances, mortgages and restrictions. No real property owned, leased, licensed, or used by the Company in an area which is, or to the Knowledge of the Company will be, subject to restrictions which would prohibit, and no statements of facts relating to the actions or inaction of another person or entity or its ownership, leasing, licensing, or use of any real or personal property exists or will exist which would prevent, the continued effective ownership, leasing, licensing, exploration, development or production or use of such real property in the business of the Company as presently conducted such as individually or in the aggregate reasonably be expected to cause a Company Material Adverse Effect. The leases set forth on Schedule 5.15 (the “Leases”) are the only Contracts pursuant to which the Company leases any real property. The Company has made available to the Parent accurate and complete copies of all Leases. The Company has not materially breached or violated any local zoning ordinance, and no written notice from any Person has been received by the Company or served upon the Company claiming any violation of any local zoning ordinance.

(b)	With respect to each Lease: (i) it is valid, binding and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the Company has performed all material obligations imposed on it under such Lease and there exists no material default or event of default thereunder by the Company or, to the Company’s Knowledge, by any other party thereto; (iv) as of the date hereof, there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, (v) no waiver, indulgence or postponement of the Company’s obligations thereunder has been granted by the lessor, and (vi) as of the date hereof, the Company has not exercised early termination options, if any, under such Lease. The Company holds the leasehold estate established under the Leases free and clear of all Liens, except for Permitted Liens and Liens of mortgagees of the Real Property on which such leasehold estate is located. The Company is in physical possession and actual and exclusive occupation of the whole of the leased premises, none of which is subleased or assigned to another Person. With respect to alterations or improvements made by the Company that require restoration by the Company upon the expiration or the earlier termination of the applicable Leases in accordance with the terms of such Leases, the cost of the Company’s restoration obligations are not material to the Company.

5.16	Personal Property; Condition of Personal Property.

The Company has good title to all material personal or movable property of any kind or nature which the Company purports to own, free and clear of all Liens (other than Permitted Liens). The Company, as lessee, has the right under valid and subsisting leases to use, possess and control all personal or movable property leased by, and material to, the Company, as used, possessed and controlled by the Company. All real and tangible personal property of the Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

5.17	Title to and Sufficiency of Assets.

The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its material assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens set forth in the Company Financial Statements. The assets (including Intellectual Property Rights and contractual rights) of the Company constitute all of the material assets, rights and properties that are used in the operation of the businesses of the Company as it is now conducted or that are used or held by the Company for use in the operation of the businesses of the Company.

5.18	Employee Matters.

(a)	The Company is not party to, or bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related Contract with any labor or trade union, labor organization or works council, and has never been party to, or bound by, any such Contracts. There are no labor strikes, slowdowns, work stoppages, boycotts, picketing, lockouts, job actions, labor disputes, or to the Company’s Knowledge threat of any of the foregoing, or union organizing activity (of unrepresented employees) or question concerning representation, by or with respect to any of the employees of the Company, and no such activities have ever occurred. No employees of the Company are represented by any labor organization, labor or trade union, or works council with respect to their employment with the Company. The Company has not engaged in any unfair labor practices.

(b)	The Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety, wages and hours, discrimination, harassment, retaliation, disability, labor relations, classification, withholding, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and other time off, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any instance of noncompliance in any of the foregoing respects, (ii) has correctly classified all current and former employees as either self-employed, employees, independent contractors, and as exempt or non- exempt for all purposes, (iii) has correctly classified all current and former employees as either self- employed, employees, independent contractors, and as exempt or non-exempt for all purposes, and is not liable for any past due arrears of wages or other compensation due to employees, independent contractors or consultants of the Company or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Company’s Knowledge, threatened, and there have been no such Actions brought in the past three (3) years, against the Company brought by or on behalf of any applicant for employment, any current or former employee, consultant, or independent contractor, any Person alleging to be a current or former employee, or any Governmental Authority or any other Person relating to violations of any federal, state, or local labor or employment Laws, or making any other allegation relating to the employment of or services rendered by such Person including alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. No executive or key employee of the Company has informed the Company, orally or in writing, of any plan to terminate their employment with or services to the Company.

(c)	Except as set forth on Schedule 5.18(c), the Company have paid in full to all its employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and the Company has no obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice.

(d)	Except as set forth on Schedule 5.18(d), the Company have paid in full to all its independent contractors all compensation, commission, bonuses and other compensation due, including overtime compensation, and the Company has no obligation or Liability (whether or not contingent) with respect to payments to any such independent contractors upon termination of Contracts pursuant to which such independent contractors are engaged.

(e)	In the past three (3) years, the Company has not implemented any plant closing, mass layoff or similar event that has triggered the notification requirement of the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. or any similar state, local or foreign Law.

(f)	There has not at any time been and there is not pending or, to the Knowledge of the Company, threatened, any allegation, investigation (including any internal investigation), complaint, lawsuit or Action concerning any Misconduct with respect to any Company employee, contractor, or other service provider, and the Company maintains and has at all times maintained appropriate policies prohibiting its service providers from engaging in acts of Misconduct.

5.19	Benefit Plans.

(a)	“Company Benefit Plans” means any “employee benefit plan,” and all material contracts, plans, agreements, programs, arrangements, employee benefit plans, compensation arrangements and other benefit arrangements, whether written or unwritten and whether or not providing cash- or equity-based incentives (e.g., restricted stock, stock option, stock appreciation right, phantom stock, etc.), health, medical, dental, disability, accident or life insurance benefits, change in control or retention payments, vacation, severance, salary continuation, or other termination pay, bonus, commissions or other variable compensation, vacation, paid-time-off, sick leave, fringe benefit, retirement, deferred compensation, pension or savings benefits, that are sponsored, maintained, contributed to or required to be contributed by the Company or under which the Company has any liability or obligation (including any contingent liability or obligation) and all employment or other agreements providing compensation, vacation, severance or other benefits to any officer, employee, consultant or former employee of the Company to which the Company is a party.

(b)	With respect to each Company Benefit Plan, (i) the Company has made available to Parent true and complete copies, to the extent applicable, of each material writing constituting a part of such Company Benefit Plan, including all plan documents and amendments thereto, or if not in writing, a summary of such Company Benefit Plan, (ii) there are no funded benefit obligations for which contributions have not been made or properly accrued and (iii) there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financial Statements. The Company has in the past been neither a member of a “controlled group,” nor does the Company have any Liability with respect to any collectively-bargained for plans. No fact exists which could reasonably be expected to adversely affect the qualified status of any Company Benefit Plans or the exempt status of such trusts.

(c)	With respect to each Company Benefit Plan: (i) such Company Benefit Plan is and has at all times been operated, maintained, funded, and administered in accordance with its material terms, and applicable Laws; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined by any applicable Laws, has occurred, excluding transactions effected pursuant to a statutory or administration exemption, and (v) all material contributions and premiums due through the Effective Date have been timely made or have been fully accrued on the Company Financial Statements.

(d)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) to the Company’s Knowledge, result in a non-exempt prohibited transaction, as defined by any applicable Laws. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of any excise taxes required by any applicable Laws.

5.20	Environmental Matters.

(a)	The Company is and has been in compliance with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Environmental Permits. No Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b)	The Company is not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (ii) Release or threatened Release of a Hazardous Material. The Company has not assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)	No Action has been made or is pending, or to the Company’s Knowledge, threatened against the Company or any assets of the Company alleging either or both that the Company may be in violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)	There is no investigation of the business, operations, or currently owned, operated, or leased property of the Company or, to the Company’s Knowledge, previously owned, operated, or leased property of the Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or Environmental Liabilities.

(e)	There are no (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls located at any of the properties of the Company.

5.21	Transactions with Affiliates.

Schedule 5.21 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations in an amount in excess of $120,000 between the Company and any (a) present or former director, officer, employee, agent, independent contractor or Affiliate of the Company, or any immediate family member of any of the foregoing, excluding customary employment arrangements, agreements providing for indemnification rights, Benefit Plans and agreements related primarily to an investment in the Company, or (b) record or beneficial owner of more than five percent (5%) of the Company’s outstanding capital stock as of the date hereof.

5.22	Insurance.

(a)	All premiums due and payable under all material insurance policies of the Company have been paid and the Company is otherwise in material compliance with the terms of such insurance policies and each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Effective Date. The Company has no self-insurance or co-insurance programs. In the past five (5) years (or since the date of the Company’s formation if less than five years ago), the Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)	The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such material insurance claim. In the last three (3) years, the Company has not made any claim against an insurance policy as to which the insurer is denying or has denied coverage.

5.23	Books and Records.

All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course of business consistent with past practice and in accordance with applicable Laws.

5.24	Certain Business Practices.

(a)	Neither the Company or any of its directors or officers, nor to the Knowledge of the Company, any of its Representatives acting on its behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Corruption of Foreign Public Officials Act of Canada or the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti- corruption or bribery Law or (iii) made any other unlawful payment. Neither the Company nor any of its Representatives acting on its behalf has, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction.

(b)	The operations of the Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c)	Neither the Company nor any of its directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Company has not in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, North Korea, Syria, Sudan, the Crimean region of Ukraine, or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

5.25	Compliance with Privacy Laws, Privacy Policies and Certain Contracts.

(a)	The Company, and to the Knowledge of the Company, its officers, directors, employees, agents, subcontractors and vendors to whom the Company has given access to Personal Data, are and have been at all times in compliance with all applicable Privacy Laws, except as would not, individually or in the aggregate, have a Company” Material Adverse Effect;

(b)	To the Knowledge of the Company, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company has not experienced any loss, damage or unauthorized access, use, disclosure, modification, or breach of security of Personal Data maintained by or on behalf of the Company (including, to the Knowledge of the Company, by any agent, subcontractor or vendor of the Company); and

(c)	To the Knowledge of the Company, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) no Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Privacy Law by the Company; and (ii) the Company has not been given written notice of any criminal, civil or administrative violation of any Privacy Law, in any case including any claim or Action with respect to any loss, damage or unauthorized access, use, disclosure, modification, or breach of security, of Personal Data maintained by or on behalf of the Company (including by any agent, subcontractor or vendor of the Company).

5.26	Investment Company Act.

The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act.

5.27	Finders and Brokers.

Except as set forth on Schedule 5.27, the Company has neither incurred nor will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

5.28	Independent Investigation.

The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Parent and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Parent for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Parent set forth in this Agreement (including the related portions of the Parent Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Parent nor any of its Representatives have made any representation or warranty as to the Parent or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Parent Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

5.29	Information Supplied.

The information relating to Company and its Subsidiaries to be supplied by or on behalf of the Company and its Subsidiaries for inclusion or incorporation by reference in the Registration Statement will not, or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made.

Article VI
COVENANTS

6.1	Access and Information.

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Effective Date (the “Interim Period”), subject to Section 6.14, the Company shall give, and shall cause its Representatives to give, the Parent and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Company, as the Parent or its Representatives may reasonably request regarding the Company and its businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, Schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and transaction documents for any ongoing capital raising transactions and cause the Company’s Representatives to reasonably cooperate with the Parent and its Representatives in their investigation; provided, however, that the Parent and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company.

During the Interim Period, subject to Section 6.14, Spinco shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to Spinco, as the Company or its Representatives may reasonably request regarding Spinco, its respective business, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements of the Spinco Subsidiary, including a consolidated quarterly balance sheet and income statement, a copy of each material report, Schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and transaction documents for any ongoing capital raising transactions and cause each of Spinco’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Spinco or Spinco Subsidiary.

6.2	Conduct of Business of the Company.

Unless Spinco shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, the Company shall (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Company and its business, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its assets.

The Company shall provide advance written notice to Spinco of any material action that is not within the ordinary course and consistent with past practice. Except as expressly contemplated by the terms of this Agreement or the Ancillary Documents, during the Interim Period, without the prior written consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not:

(a)	amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(b)	other than in respect of (i) grants of equity awards to Company management that will be included in the Company Fully Diluted Shares at the Effective Time , or (ii) the June 2023 Note Offering or any other capital raising transactions involving issuances of equity or equity-linked securities that will be included in the Company Fully Diluted Shares at the Effective Time (the “Company Permitted Financing”), authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(c)	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except for the repurchase of Company Shares from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date hereof providing for the repurchase of shares in connection with any termination of service);

(d)	other than in respect of the June 2023 Note Offering or any other Company Permitted Financing, incur, create, assume, prepay, commit to, or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $500,000 individually or $1,000,000 in the aggregate;

(e)	increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) other than in the ordinary course of business consistent with past practice, to any employee, or increase other benefits of employees generally, or enter into, establish, amend or terminate any Company Benefit Plan other than as required by applicable Law or pursuant to the terms of any Company Benefit Plans;

(f)	take any action to accelerate the payment, funding, right to payment or vesting of any compensation or benefits;

(g)	make or rescind any material election relating to Taxes, settle any material Action, arbitration, investigation, audit or controversy relating to Taxes, file any material amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(h)	transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any Intellectual Property Rights (excluding non-exclusive licenses of Intellectual Property Rights to Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(i)	terminate, waive, renew, extend, assign, or fail to maintain in effect any material right under, any Company Material Contract;

(j)	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(k)	voluntarily terminate, cancel, materially modify or amend, permit to lapse, or fail to keep in force any insurance policies maintained for the benefit of the Company or providing insurance coverage with respect to its assets, operations and activities, without replacing or revising such policies with a comparable amount of insurance coverage with substantially similar coverage to that which is currently in effect;

(l)	revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(m)	waive, release, assign, commence, initiate, satisfy, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $500,000 individually or $1,000,000 in the aggregate, or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financial Statements;

(n)	close or materially reduce its activities, or effect any material layoff or other material personnel reduction or change, at any of its facilities;

(o)	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(p)	authorize, recommend, propose or announce an intention to adopt, or otherwise effect a plan of complete or partial liquidation, rehabilitation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or similar transaction;

(q)	voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate, other than pursuant to the terms of an existing contract of the Company or Company Benefit Plan, for Transaction Fees and Expenses incurred by the Company in connection with the transactions contemplated by this Agreement, or pursuant to the June 2023 Note Offering;

(r)	purchase, sell, lease, license, transfer, exchange or swap, pledge, mortgage or otherwise pledge or encumber (including securitizations), or transfer or otherwise dispose of any portion of its properties, assets or rights (including equity interests of the Company) in each case in excess of $500,000 in the aggregate;

(s)	take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(t)	accelerate the collection of any trade receivables or delay the payment of trade payables or any other Liabilities other than in the ordinary course of business consistent with past practice; or

(u)	enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with (i) any of the Company’s Affiliates; (ii) any officer, director, manager, employee, trustee or beneficiary of the Company or any of its Affiliates; or (iii) any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice).

6.3	Conduct of Business of Spinco.

Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, Spinco shall comply in all material respects with all Laws applicable to Spinco.

Without limiting the generality of Section 6.3 and except as contemplated by the terms of this Agreement, the Ancillary Documents, the Separation and Distribution Agreement or any agreements contemplated by or ancillary to the Separation and Distribution Agreement, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Spinco shall not:

(a)	amend, waive or otherwise change, in any respect, the Organizational Documents of the Spinco Subsidiary, except as required by applicable Law;

(b)	other than in respect of grants of equity awards to management of Spinco or its Affiliates, which shall be granted under an equity incentive plan separate from and in addition to the Incentive Plan and included in the Spinco Fully Diluted Shares at the Effective Time, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(c)	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(d)	incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $750,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person;

(e)	solely with respect to Tax matters of, or that will otherwise have a material adverse effect on, Spinco, make or rescind any material election relating to Taxes, settle any material Action, Proceeding, audit or controversy relating to Taxes, file any material amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(f)	terminate, waive or assign any material right under any Spinco Material Contract;

(g)	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(h)	establish any Subsidiary or enter into any new line of business;

(i)	fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect as of the date of this Agreement;

(j)	waive, release, assign, initiate, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Spinco or its Subsidiary) not in excess of $125,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Spinco Financial Statements;

(k)	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(l)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Arrangement and the Amalgamation);

(m)	voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $125,000 individually or $250,000 in the aggregate (excluding the incurrence of any Transaction Fees and Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.3 during the Interim Period;

(n)	enter into any agreement, understanding or arrangement with respect to the voting of the Spinco Common Shares; or

(o)	take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement.

6.4	Financial Statements and Internal Controls.

(a)	The Company will use its best efforts to deliver to Spinco, as promptly as practicable following the date of this Agreement (and in any event no later than October 20, 2023), such financial statements of the Company, audited in accordance with the auditing standards of the PCAOB by a PCAOB qualified auditor in accordance with GAAP and containing an unqualified report of the Company’s auditors, that are required to be included in the Registration Statement (including pro forma financial information) (the “Company PCAOB Financial Statements”).

(b)	During the Interim Period, within forty-five (45) calendar days following the end of each three- month quarterly period and each fiscal year, the Company shall deliver to Spinco an unaudited income statement and an unaudited balance sheet of the Company for the period from the latest Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal years, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes (collectively, the “Subsequent Unaudited Company Financial Statements”). The Subsequent Unaudited Company Financial Statements shall have been reviewed by the independent accountant for the Company in accordance with the procedures specified by the PCAOB in AU Section 722.

(c)	All financial statements delivered pursuant to Section 6.4(a) and Section 6.4(b) (i) will be prepared from, and reflect in all material respects, the books and records of the Company, (ii) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (iii) will fairly present, in all material respects, the consolidated financial position of the Company, as of the dates thereof and their results of operations for the periods then ended and (iv) for the annual financial statements, will be audited in accordance with the standards of the CPAB and PCAOB. All costs incurred in connection with preparing and obtaining such financial statements shall be Transaction Fees and Expenses of the Company.

(d)	To the extent the Company has not established Internal Controls prior to the execution of the Agreement, the Company shall establish such Internal Controls, as required by the Exchange Act and the additional disclosure controls and procedures required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act and Sarbanes-Oxley Act of 2002 for reporting companies, no later than the time required by the Exchange Act.

(e)	Spinco will use its best efforts to deliver to the Company, as promptly as practicable following the date of this Agreement (and in any event no later than October 20, 2023), such financial statements of the Spinco Subsidiary, audited in accordance with the auditing standards of the PCAOB by a PCAOB qualified auditor in accordance with GAAP and containing an unqualified report of the Spinco Subsidiary’s auditors, that are required to be included in the Registration Statement (including pro forma financial information) (the “Spinco PCAOB Financial Statements”).

(f)	During the Interim Period, Spinco will use its best efforts to complete, as soon as reasonably practicable, any quarterly unaudited financial statements of the Spinco Subsidiary and any additional financial or other information required under Federal Securities Laws to be included in Spinco’s filings with the SEC, including the Registration Statement (collectively, the “Subsequent Unaudited Spinco Financial Statements”). The Subsequent Unaudited Spinco Financial Statements shall have been reviewed by the independent accountant for the Spinco Subsidiary in accordance with the procedures specified by the PCAOB in AU Section 722.

(g)	All financial statements delivered pursuant to Section 6.4(e) and Section 6.4(f) (i) will be prepared from, and reflect in all material respects, the books and records of the Spinco Subsidiary, (ii) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (iii) will fairly present, in all material respects, the consolidated financial position of the Spinco Subsidiary, as of the dates thereof and their results of operations for the periods then ended and (iv) for the annual financial statements, will be audited in accordance with the standards of the PCAOB. All costs incurred in connection with preparing and obtaining such financial statements shall be Transaction Fees and Expenses of the Parent and Spinco.

(h)	To the extent Spinco has not established Internal Controls prior to the execution of the Agreement, Spinco shall establish such Internal Controls, as required by the Exchange Act and the additional disclosure controls and procedures required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act and Sarbanes-Oxley Act of 2002 for reporting companies, no later than the time required by the Exchange Act.

(i)	Each of the Company and Spinco shall use reasonable best efforts (i) to cause to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that is reasonably required to be included in the Registration Statement and any other filings to be made by Spinco or the Parent with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Documents and (ii) to obtain any auditor consents with respect thereto as may be required by applicable Law.

6.5	Spinco Stock Exchange Listing Application.

During the Interim Period, Spinco shall use its reasonable best efforts to obtain, and each of the Parent and the Company will use their reasonable best efforts to cooperate with Spinco to obtain, a listing of the Spinco Common Shares on the Nasdaq effective on or prior to the Effective Date.

6.6	Fairness Opinions.

During the Interim Period, the Company may, in its sole discretion and at the Company’s sole cost and expense, obtain an opinion from a reputable financial advisor that, among other matters as determined by the Company in its sole discretion, the transactions contemplated by this Agreement are fair to the shareholders of Company from a financial point of view. During the Interim Period, the Parent or Spinco may, in its sole discretion and at the Parent or Spinco’s sole cost and expense, obtain an opinion from a reputable financial advisor that, among other matters as determined by Spinco in its sole discretion, the transactions contemplated by this Agreement are fair to the Spinco Shareholders from a financial point of view.

6.7	No Solicitation.

For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (I) all or any material part of the business or assets of the Company (other than in the ordinary course of business consistent with past practice) or (II) any of the shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Parent and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a business combination involving Spinco.

(a)	During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Parent, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, or (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

(b)	Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

6.8	No Trading.

The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material non-public information of the Parent, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and the Stock Exchange promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material non-public information, it shall not purchase or sell any securities of the Parent or Spinco (other than to engage in the Arrangement and the Amalgamation in accordance with Article I), communicate such information to any third party, take any other action with respect to Spinco or the Parent in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

6.9	Notification of Certain Matters.

During the Interim Period, (a) each Party shall give prompt notice to the other Parties if such Party or its Affiliates, and (b) the Company shall give prompt notice to Spinco and the Parent if, to the Company’s Knowledge: (i) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder, in any material respect; (ii) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (A) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (B) any material non-compliance with any Law by such Person or its Affiliates (or any non-compliance with any Law anticipated to result in a Material Adverse Effect); (iii) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (iv) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would make any representation or warranty contained in this Agreement, false or untrue, would constitute a breach of any covenant or agreement contained in this Agreement, or would reasonably be expected to cause or result in any of the conditions to the Effective Date set forth in this Agreement, not being satisfied or the satisfaction of those conditions being materially delayed; or (v) becomes aware of the commencement or threat, in writing, of any Action against such Person or any of its Affiliates, or any of their respective properties or assets, or, to the actual knowledge of such Person, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Person or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Effective Date have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

6.10	Efforts.

(a)	Upon the terms and subject to the conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including obtaining all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)	As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Effective Date or after the Effective Date, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(c)	Prior to the Effective Date, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

(d)	Without limiting the generality of the foregoing, subject to applicable Law, the Parties shall consult and cooperate with one another in connection with any filings or notifications submitted to DCSA or any other Governmental Authority made in connection with the Parent or Spinco maintaining applicable clearances, including any facility security clearance.

(e)	Except as set forth in Section 6.10(e) below, nothing contained in this Section 6.10 shall be deemed to require Spinco, the Parent or the Company, and, the Company shall not be permitted (without the written consent of the the Parent), to take any action, or commit to take any action, or agree to any condition, commitment or restriction, in connection with obtaining the foregoing Permits, consents, Orders, approvals, waivers, non-objections and authorizations of Governmental Authorities that would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of operations on the business of the Company, or on the business of Spinco or the Parent (which restriction, commitment, or condition could include materially increasing capital, divesting or reducing lines of businesses or asset classes, entering into compliance or remediation programs, and making material lending or investment commitments).

6.11	Tax Matters.

(a)	The Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the transactions contemplated by this Agreement to which it or Spinco is subject (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b)	Spinco and the Company agree and intend that for U.S. federal (and applicable state and local) income tax purposes, the Amalgamation qualify for the Intended Tax Treatment. Spinco and the Company will prepare and file all applicable U.S. federal (and applicable state and local) Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Spinco and the Company shall act in a manner that is consistent with such Party’s intention that the Amalgamation be treated in a manner consistent with the Intended Tax Treatment for all U.S. federal income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying for the Intended Tax Treatment. Spinco and the Company shall reasonably cooperate with each other and their respective legal counsel to document and support the Intended Tax Treatment of the transactions contemplated by this Agreement. Notwithstanding the foregoing or anything herein to the contrary, none of the Parties makes any representation, warranty or covenant to any other Party or Company Shareholder or Company Securityholder regarding the U.S. tax treatment of the Arrangement or any component thereof.

(c)	This Agreement is and is hereby adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder with respect to the Amalgamation.

(d)	The Parties shall execute and deliver (i) officer’s certificates, in form and substance reasonably satisfactory to counsel to the Parent or counsel to the Company, as applicable, in a timely manner upon request by the other Party and (ii) any other representations reasonably requested by counsel to the Parent or counsel to the Company, as applicable, as is reasonably necessary for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the transactions contemplated by this Agreement, at such time or times as may be requested by counsel to the Parent or counsel to the Company, in connection with any filing with the SEC or the Canadian Securities Administrators. In the event the SEC requests or requires a tax opinion on the Intended Tax Treatment, the Company shall use reasonable best efforts to cause Dorsey & Whitney LLP to deliver such opinion subject to the assumptions, qualifications, and reasoning as determined by such counsel.

6.12	The Registration Statement.

(a)	As promptly as practicable after the date hereof, Spinco shall prepare, with the reasonable assistance of the Parent and the Company, and Spinco shall file with the SEC, a registration statement on Form 10 or Form S-1 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Exchange Act or the Securities Act of Spinco Common Shares to be distributed to the Parent Securityholders in the Spinout. The Company shall provide the Parent and Spinco with such information concerning the Company and its shareholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b)	Spinco shall take all reasonable and necessary actions required to satisfy the requirements of the Securities Act and other applicable Laws in connection with the Registration Statement. Each of Spinco, the Parent and the Company shall make their respective directors, officers and employees, upon reasonable advance notice, available to each other and their respective Representatives in connection with the drafting of the public filings with respect to the Spinout and the transactions contemplated by this Agreement, including the Registration Statement. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Spinco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Parent’s and the Spinco’s respective Organizational Documents.

(c)	Spinco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Spinco shall provide the Parent and the Company with copies of any written comments, and shall inform the Parent and the Company of any material oral comments, that Spinco or its Representatives receive from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the Parent, the Company and their respective counsel a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, and Spinco shall consider any such comments timely made in good faith under the circumstances.

(d)	Spinco shall comply with all applicable Laws, any applicable rules and regulations of the Stock Exchange and Spinco’s Organizational Documents and this Agreement in the preparation and filing of the Registration Statement.

(e)	As promptly as reasonably practicable after the date hereof, Spinco shall prepare, with the reasonable assistance of the Parent and the Company, and Spinco shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of the Parent or the Company, as applicable), and Spinco shall file with the British Columbia Securities Commission, a preliminary and final non-offering prospectus (the “Non-Offering Prospectus”) in sufficient time for Spinco to become a reporting issuer in the Province of British Columbia immediately after the Effective Time. The Non-Offering Prospectus shall be comprised of the prospectus forming part of the Registration Statement, and supplemented by the required disclosure under applicable Canadian securities laws. The rights and obligations of the Parties under this Section 6.12 regarding the Registration Statement shall apply to the Non-Offering Prospectus, mutatis mutandis, and Section 5.29, Section 2.7 and Section 6.4 shall be deemed to refer to the Registration Statement and the Non-Offering Prospectus.

6.13	Public Announcements.

(a)	The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance provided, however, that the foregoing shall not prohibit the Parent, Spinco and their respective Representatives from providing general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor, or in connection with normal fund raising or related marketing or informational or reporting activities; and provided, further, that subject to Section 6.2 and this Section 6.13, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any required third party consent. Notwithstanding the foregoing, the Parent, Spinco and the Company may only make statements that are consistent with previous public information made by such Party in compliance with this Section 6.13.

(b)	The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Parent shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement, if and as required by Federal Securities Laws, which the Company shall have the opportunity to review and comment prior to filing and the Parent shall consider any such comments in good faith. The Parties shall mutually agree upon and, as promptly as practicable after the Effective Date, issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Spinco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the transaction as required by Federal Securities Laws. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party or any Governmental Authority in connection with the transactions contemplated hereby.

6.14	Confidential Information.

(a)	The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article IX, for a period of three (3) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Parent Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Parent), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Parent Confidential Information without the Parent’s prior written consent; and (ii) in the event that the Company, or any of its respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Parent Confidential Information, (A) provide the Parent to the extent legally permitted with prompt written notice of such requirement so that the Parent or an Affiliate thereof may seek, at the Parent’s cost, a protective Order or other remedy or waive compliance with this Section 6.14(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Parent waives compliance with this Section 6.14(a), furnish only that portion of such Parent Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Parent Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its respective Representatives to, promptly deliver to the Parent or destroy (at the Parent’s election) any and all copies (in whatever form or medium) of the Parent Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Parent Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b)	The Parent hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Parent or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.14(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.14(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Parent shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Parent’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Parent and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Parent and their respective Representatives shall be permitted to disclose all Company Confidential Information to the extent required by the Federal Securities Laws.

6.15	Post-Closing Board of Directors and Executive Officers; Employment Agreements; Related Party Transactions.

(a)	The Parties shall take all necessary action, including causing the directors of Spinco to resign, such that (i) effective as of the Effective Time, the post-closing Spinco Board will consist of such directors as the Company may determine (the “Post-Closing Spinco Board”), subject to the independence requirements under the Stock Exchange rules, provided that at least one director shall be nominated by Spinco. The Post-Closing Spinco Board will be elected effective as of the Effective Time.

(b)	The Parties shall take all action necessary, including causing the executive officers of Spinco to resign, such that the individuals serving as the Chief Executive Officer and Chief Financial Officer of the Company immediately prior to the Effective Time will serve in the same respective offices of Spinco immediately after the Effective Time.

(c)	Spinco and the Company shall obtain a background check and a completed directors & officers questionnaire with respect to any individual that will serve on the Post-Closing Spinco Board at the Company’s expense.

(d)	Each of the Company and Spinco shall cause all individuals who will serve on the Post-Closing Spinco Board or as officers of Spinco following the Effective Date, and such individuals shall, comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with such appointments, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and making individuals available with respect to any discussions or hearings. In the event an individual designated in accordance with Section 6.15(a) does not satisfy any requirement of a Governmental Authority, including applicable rules required by the SEC and the rules and listing standards of the Stock Exchange, to serve as a director of Spinco, then (i) there shall be no obligation to appoint such individual pursuant to Section 6.15(a) and (ii) the Company or Spinco, as applicable, shall be entitled to designate a replacement director in lieu of such person; provided, further, that in no event shall the Effective Date be delayed or postponed in connection with or as a result of the foregoing.

(e)	At or prior to the Effective Date, Spinco will provide each member of the Post-Closing Spinco Board with a customary director indemnification agreement.

(f)	The Parties shall negotiate in good faith to finalize employment agreements with the Chief Executive Officer, the Chief Financial Officer and the Chief Technology Officer, in a form to be mutually agreed upon by the Company and the Parent, which agreements shall include non-compete and non- solicitation terms favorable to Spinco and the Company.

6.16	Indemnification of Directors and Officers.

(a)	The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Parent, Spinco and Amalco Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Parent, Spinco or Amalco Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Parent, Spinco or Amalco Sub, in each case as in effect on the date of this Agreement, shall survive the Effective Date and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Spinco, Amalco Sub and the Company shall cause the Organizational Documents of Spinco, Amalco Sub and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Parent to the extent permitted by applicable Law. The provisions of this Section 6.16 shall survive the consummation of the Arrangement and the Amalgamation and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b)	If Spinco, Amalco Sub, the Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Spinco, Amalco Sub or the Company shall assume all of the obligations set forth in this Section 6.16.

(c)	The D&O Indemnified Persons entitled to the indemnification, liability limitation and exculpation set forth in this Section 6.16 are intended to be third party beneficiaries of this Section 6.16. This Section 6.16 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the Parent, Spinco, Amalco Sub and the Company.

6.17	Incentive Plan.

The Parties agree to work together in good faith and use commercially reasonable efforts to, prior to filing the Registration Statement, establish the terms of the Incentive Plan.

6.18	Consulting Agreements.

The Parties agree to work together in good faith and use commercially reasonable efforts to, prior to the Closing, establish the terms of one or more consulting agreements with certain members of the Spinco management (the “Consulting Agreements”), which shall provide for transition services to be provided to Spinco following the Closing, including with respect to accounting, financial reporting, SEC compliance and investor relations functions, on terms and conditions (including with respect to scope, duration and cost) as are mutually agreeable to the Parties.

6.19	Company Support Agreements and Company Lock-Up Agreements

Unless Spinco otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), within thirty days following the date hereof, the Company shall:

(a)	obtain Company Support Agreements from Company Securityholders holding two-thirds of each of (i) the Company Shares, the Class A Series 2 Preferred Shares and the Company Seed Preferred Shares, on an aggregate basis; (ii) the Company Warrants; (iii) the Company Options; (iv) the Class B Company Preferred Shares and the Class A Series 2 Preferred Shares on an aggregate, as converted basis;

(b)	obtain Company Support Agreements from holders of Company Notes (i) holding three-fourths of the aggregate value of the Company Notes and (ii) represent a majority of the holders of the Company Notes; and

(c)	obtain Company Lock-Up Agreements from Company Securityholders holding at least 95% of the Company Fully Diluted Shares; provided, however, that such calculation shall exclude (i) the holders of Company Notes issued in the June 2023 Note Offering and (ii) the holder of the Parent Note.

The Parties acknowledge and agree that if any Company Insider resigns as a director of the Company during the Interim Period or otherwise will not continue as a director of Spinco from and after the Effective Time, the Company Insider Lock-Up Agreement previously executed by such Company Insider shall be terminated, contingent upon such Company Insider executing and delivering a Company Lock-Up Agreement to replace such Company Insider Lock-Up Agreement.

6.20	Spinco Lock-Up Restrictions

The Parties shall cause the Spinco Organizational Documents, as amended and restated in accordance with Section 1.10(a), to contain lock-up restrictions on the Spinco Shareholders, with respect to their Spinco Common Shares, on substantially the same terms as those contained in the Company Lock-Up Agreement, or alternatively the Parties shall apply such lock-up restrictions to the Spinco Shareholders’ Spinco Common Shares through another mechanism reasonably acceptable to Spinco and the Company.

6.21	Inpixon Note Acquisition

Immediately following the execution of this Agreement, and in any event no later than October 27, 2023, the Parent will purchase the Parent Note in the original principal amount of $3,000,000 from the Company, together with certain Company Warrants, pursuant to the June 2023 Note Offering and the terms thereunder.

Article VII
NO SURVIVAL

7.1	No Survival.

Representations and warranties of each Party contained in this Agreement or in any certificate or instrument delivered by or on behalf of any Party pursuant to this Agreement shall not survive the Effective Date, and from and after the Effective Date, each Party and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or Action be brought against any Party or their respective Representatives with respect thereto. The covenants and agreements made by each Party in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Effective Date, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Date (which such covenants shall survive the Effective Date and continue until fully performed in accordance with their terms).

Article VIII
CLOSING CONDITIONS

8.1	Conditions to Each Party’s Obligations.

The obligations of each Party to consummate the Arrangement and the other transactions described herein, shall be subject to the satisfaction or written waiver (where permissible) by the Company, Spinco and the Parent of the following conditions:

(a)	Required Company Approvals. The Company Shareholder Approval Matters that are submitted to the vote of the Company Shareholders at the Company Meeting in accordance with the Company Circular shall have been approved by the requisite vote of Company Shareholders at the Company Meeting in accordance with the Company’s Organizational Documents, applicable Law and the Company Circular (the “Required Company Shareholder Approval”).

(b)	No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(c)	Registration Statement. . The Registration Statement shall be effective and shall remain effective as of the Effective Date. There shall be no outstanding comments from the SEC on the Registration Statement and Spinco shall be in receipt of confirmation from the SEC indicating its review of the Registration Statement is complete. No stop order or similar order shall be in effect with respect to the Registration Statement.

(d)	Stock Exchange Listing. The Spinco Common Shares shall have been approved for listing on the Nasdaq, subject to official notice of issuance; Spinco shall have received all necessary approval for the initial listing and Spinco will be able to satisfy the Nasdaq initial listing requirements upon closing.

(e)	Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or Spinco, each acting reasonably, on appeal or otherwise.

(f)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Parent or its affiliates from consummating the Arrangement and no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Parent or its affiliates from consummating the Arrangement.

(g)	Antitrust Approval. All applicable waiting periods under the HSR Act shall have expired or been terminated, if applicable, and, pursuant to the Competition Act (Canada) and the Investment Canada Act, all necessary notifications and filings have been made and the Parties have received all consents and approvals as may be necessary or required to consummate the transactions as contemplated under this Agreement.

(h)	Incentive Plan. Spinco shall have adopted the Incentive Plan, and the Incentive Plan shall be in full force and effect.

(i)	Consulting Agreements. Spinco shall have entered into the Consulting Agreements, and the Consulting Agreements shall be in full force and effect.

(j)	Non-Offering Prospectus: Spinco shall have received a receipt from the British Columbia Securities Commission in respect of the final Non-Offering Prospectus.

8.2	Conditions to Obligations of the Company.

In addition to the conditions specified in Section 8.1, the obligations of the Company to consummate the Amalgamation and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a)	Representations and Warranties.

(i)	Each of the representations and warranties of the Parent, Spinco and Amalco Sub, as applicable, contained in Section 2.1 (Organization and Standing), Section 2.2 (Authorization; Binding Agreement), Section 2.5 (Finders and Brokers), Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement), Section 3.27 (Finders and Brokers), Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement) and Section 4.10 (Finders and Brokers) (collectively, the “Parent Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date of this Agreement and on and as of the Effective Date as if made on the Effective Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date).

(ii)	Each of the representations and warranties of the Parent, Spinco and Amalco Sub, as applicable, contained in Article II, Article III and Article IV (other than the Parent Specified Representations and the representations and warranties of Spinco and Amalco Sub, as applicable, contained in Section 3.3 (Capitalization) and Section 4.5 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and on and as of the Effective Date as if made on the Effective Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except, in each case, to the extent the failure of such representations and warranties to be so true and correct has not had a Parent Material Adverse Effect or Spinco Material Adverse Effect.

(iii)	The representations and warranties of Spinco and Amalco Sub, as applicable, contained in Section 3.3 (Capitalization) and Section 4.5 (Capitalization) shall be true and correct, except for any de minimis failures to be so true and correct, as of the date of this Agreement and on and as of the Effective Date as if made on the Effective Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, except for any de minimis failures to be so true and correct, on and as of such earlier date).

(b)	Agreements and Covenants. The Parent, Spinco and Amalco Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Effective Date, except in the case of the Section 14.1 or where compliance with any such obligation, agreement or covenant has been waived in writing by the Company.

(c)	No Material Adverse Effect. No Parent Material Adverse Effect or Spinco Material Adverse Effect shall have occurred since the date of this Agreement which is continuing and uncured.

(d)	Officer Certificate. Spinco shall have delivered to the Company a certificate, dated the Effective Date, signed by an executive officer of Spinco in such capacity, certifying as to the satisfaction of the conditions specified in Section 8.2(a) Section 8.2(b) and Section 8.2(c).

(e)	Resignations. The Company shall have received written resignations, effective as of the Effective Date, of each of the directors and officers of Spinco as necessary to give effect to the requirements of Section 6.15.

(f)	Spinout Matters. (i) The Spinout shall have occurred on terms reasonably acceptable to the Company, (ii) the Spinco Subsidiary and Grafiti LLC shall have entered into a distributorship agreement covering the sale of the software products underlying the Grafiti business in the UK, Scotland, Ireland, France, Switzerland, Italy, Poland, Czech Republic and Finland on terms reasonably acceptable to the Company and (iii) the Spinco Subsidiary shall maintain a bank account balance of at least $100,000 and have positive working capital (disregarding such bank account balance).

(g)	Capitalization Certification. Spinco shall have delivered a capitalization table setting forth all of its outstanding shares and options and warrants with their respective exercise prices.

8.3	Conditions to Obligations of Spinco.

In addition to the conditions specified in Section 8.1, the obligations of the Parent, Spinco and Amalco Sub to consummate the Arrangement and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Parent and Spinco) of the following conditions:

(a)	Representations and Warranties.

(i)	Each of the representations and warranties of the Company contained in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement) and Section 5.27 (Finders and Brokers) (collectively, the “Company Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date of this Agreement and on and as of the Effective Date immediately prior to the Effective Time as if made on the Effective Date immediately prior to the Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date).

(ii)	Each of the representations and warranties of the Company contained in Article V (other than the Company Specified Representations and the representations and warranties of the Company contained in Section 5.3 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and on and as of the Effective Date immediately prior to the Effective Time as if made on the Effective Date immediately prior to the Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except, in each case, to the extent the failure of such representations and warranties to be so true and correct has not had a Company Material Adverse Effect.

(iii)	The representations and warranties of the Company contained in Section 5.3 (Capitalization) shall be true and correct, except for any de minimis failures to be so true and correct, as of the date of this Agreement and on and as of the Effective Date as if made on the Effective Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, except for any de minimis failures to be so true and correct, on and as of such earlier date).

(b)	Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement, in each case to be performed or complied with by such person on or prior to the Effective Date, except where compliance with any such obligation, agreement or covenant has been waived in writing by the Parent.

(c)	No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement which is continuing and uncured.

(d)	Officer Certificate. Spinco shall have received a certificate from the Company, dated as the Effective Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 8.3(a), Section 8.3(b), and Section 8.3(c).

(e)	Capitalization Certificate. The Company shall have delivered a capitalization table setting forth all of its outstanding shares and options and warrants with their respective exercise prices.

8.4	Frustration of Conditions.

Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company or any Company Shareholder) to comply with or perform any of its covenants or obligations set forth in this Agreement.

8.5	Dissent Rights.

Dissent Rights shall not have been exercised with respect to Company Shares representing in aggregate more than 5% of votes attached to the issued and outstanding Company Shares.

Article IX
TERMINATION AND EXPENSES

9.1	Termination.

This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Closing as follows:

(a)	by mutual written consent of the Parent and the Company;

(b)	by written notice by either the Parent or the Company to the other Party if:

(i)	the Company Meeting is duly convened and held (including any adjournment or postponement thereof), the Company Shareholders have duly voted, and the Required Company Shareholder Approval was not obtained;

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or Spinco its Affiliates from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii)	the Closing does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 9.1(b)(iii) if the failure of the Closing to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	by written notice by the Company to the Parent if:

(i)	there has been a breach by the Parent, Spinco or Amalco Sub of any agreement or covenant contained herein, or if any representation or warranty of the Parent, Spinco or Amalco Sub shall have become untrue or inaccurate, in any case which would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) to be satisfied (treating the Effective Date for such purposes as the date of this Agreement or, if later, the date of such breach), and such breach or inaccuracy is incapable of being cured, or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Parent, Spinco and Amalco Sub or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if at such time the Company is in material uncured breach of this Agreement; or

(ii)	if there has been a Parent Material Adverse Effect or Spinco Material Adverse Effect following the date of this Agreement which is uncured for at least twenty (20) days after written notice of such Parent Material Adverse Effect or Spinco Material Adverse Effect is provided by the Company to the Parent.

(d)	by written notice by the Parent to Company, if:

(i)	there has been a breach by the Company of any agreement or covenant contained herein, or if any representation or warranty of the Company shall have become untrue or inaccurate, in any case which would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) to be satisfied (treating the Effective Date for such purposes as the date of this Agreement or, if later, the date of such breach), and the breach or inaccuracy is incapable of being cured, or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if at such time the Parent, Spinco or Amalco Sub is in material uncured breach of this Agreement;

(ii)	if there has been a Company Material Adverse Effect following the date of this Agreement which is uncured for at least twenty (20) days after written notice of such Company Material Adverse Effect is provided by the Parent to the Company.

9.2	Effect of Termination.

This Agreement may only be terminated in the circumstances described in Section 9.1 and pursuant to a written notice delivered by the terminating Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall become void, and there shall be no Liability on the part of any Party or any of their respective Representatives to any other Party or any other Party’s Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 6.13 (Public Announcements), this Section 9.2 (Effect of Termination), Section 9.3 (Fees and Expenses), Section 10.3 (Third Parties) and Section 10.6 (Remedies; Specific Performance) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party. Without limiting the foregoing, and except as provided in Section 9.3 and this Section 9.2 and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 10.6, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 9.1.

9.3	Fees and Expenses.

(a)	Except as explicitly provided otherwise in this Agreement, including in Section 9.3(b) below, each of the Parties shall be responsible for its own costs and charges incurred with respect to the transactions contemplated herein, including all costs and charges incurred prior to the date of this Agreement and all legal and accounting fees and disbursements relating to preparing the Ancillary Documents or otherwise relating to the transactions contemplated herein (collectively, the “Transaction Fees and Expenses”).

(b)	Notwithstanding Section 9.3(a):

(i)	if this Agreement is terminated by the Company pursuant to Section 9.1(c), the Parent and Spinco, jointly and severally, shall pay the Company, by wire transfer of immediately available funds within thirty (30) days after such termination, all reasonable and documented Transaction Fees and Expenses of the Company, subject to a maximum amount of $1,000,000;

(ii)	if this Agreement is terminated by the Parent pursuant to Section 9.1(d), the Company shall pay the Parent, by wire transfer of immediately available funds within thirty (30) days after such termination, all reasonable and documented Transaction Fees and Expenses of the Parent and Spinco, subject to a maximum amount of $1,000,000; and

(iii)	if this Agreement is terminated by the Parent pursuant to Section 9.1(b)(i), Section 9.1(b)(iii) or Section 9.1(d), the Company shall pay the Parent (in addition to any amounts payable under Section 9.3(b)(ii), if applicable), by wire transfer of immediately available funds within thirty (30) days after such termination, a termination fee of $2,000,000 (the “Termination Fee”).

(c)	The Parties acknowledge and agree that the provisions of Section 9.3(b) are an integral part of the transactions contemplated hereby and are included herein in order to induce the Parties to enter into this Agreement, and further that the Termination Fee, if payable, shall constitute liquidated damages and not a penalty. If any Party fails to pay any amount when due under Section 9.3(b), and the other Party commences a suit which results in a final, non-appealable judgment against the non-paying Party for all or any portion of such unpaid amount, then the non-paying Party shall pay the other Party’s costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on any such amounts at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made through the date of payment. The Parties acknowledge and agree that in no event shall any Party be obligated to pay any amount under Section 9.3(b) on more than one occasion.

(d)	The Company shall maintain a bank account balance of at least $3,000,000 for the sole purpose of satisfying any payment obligations of the Company under Section 9.3(b)(ii) or Section 9.3(b)(iii) from the date hereof until the earliest to occur of (i) the Company’s satisfaction of such payment obligations in full, (ii) the termination of this Agreement under circumstances which do not require the Company to satisfy any such payment obligations and (iii) the Effective Time.

Article X
MISCELLANEOUS

10.1	Notices.

All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by electronic means (including e-mail), with affirmative confirmation of receipt, (c) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Parent or, at or prior to the Closing, to Spinco or Amalco Sub, to:

c/o Inpixon

2479 E Bayshore Rd, Suite 195
Palo Alto, CA 94303
United States

Attn: Melanie Figueroa

Telephone No.: 646-434-1037

E-mail: melanie.figueroa@inpixon.com

with a copy (which will not constitute notice) to:

Norton Rose Fulbright US LLP

1045 W Fulton Market, Suite 1200
Chicago, Illinois 60607
United States

Attn: Kevin Friedmann

Telephone No.: 312-964-7763

E-mail: kevin.friedmann@nortonrosefulbright.com

If to the Company or, following the Closing, to Spinco, to: Damon Motors Inc. 704 Alexander Street Vancouver, British Columbia V6A 1E3 Canada Attention: Jay Giraud Email: jay@damon.com with a copy (which will not constitute notice) to:

Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place 161 Bay Street, Suite 4310

Toronto, ON M5J 2S1

Attention: Richard Raymer

E-Mail: raymer.richard@dorsey.com

Gowling WLG (Canada) LLP

421 7 Ave SW #1600

Calgary, AB T2P 4K9

Attention: Sharagim Habibi

E-Mail: Sharagim.Habibi@gowlingwlg.com

10.2	Binding Effect; Assignment.

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parent and the Company, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

10.3	Third Parties.

Except for the rights of the D&O Indemnified Persons set forth in Section 6.16, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or thereto or a successor or permitted assign of such a Party.

10.4	Governing Law; Jurisdiction.

This Agreement shall be governed by, construed and enforced in accordance with the Laws of the Province of British Columbia and the federal Laws applicable therein, without regard to any choice of law or conflict of laws principles thereof that would cause the application of the Law of any jurisdiction other than the Province of British Columbia. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

10.5	Waiver of Jury Trial.

EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

10.6	Remedies; Specific Performance.

Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The failure on the part of any Party to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity.

10.7	Severability.

In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

10.8	Amendment.

This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by all the Parties.

10.9	Waiver.

The Parent on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, may each in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.10	Entire Agreement.

This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

10.11	Interpretation.

The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) the words “made available” means, with respect to a given Contract, document, instrument or agreement, that such Contract, document, instrument or agreement was uploaded to and accessible in the Data Room, or with respect to Contracts, documents, instruments or agreements made available by the Parent, filed on the SEC’s EDGAR system; (j) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or Orders) by succession of comparable successor statutes, regulations, rules or Orders and references to all attachments thereto and instruments incorporated therein; (k) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (l) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or shareholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Parent or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site on “Venue” titled “Project Indy” maintained on behalf of the Company in connection with the transactions contemplated by this Agreement, and the Parent and its Representatives have been given access to such electronic data side containing such information at least two days prior to the date of this Agreement.

10.12	Counterparts.

This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Article XI
DEFINITIONS

11.1	Certain Definitions.

For purpose of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Proposal” has the meaning specified in Section 6.7.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Agreement” has the meaning specified in the Preamble hereto.

“Alternative Transaction” has the meaning specified in Section 6.7.

“Amalco Sub” has the meaning specified in the Preamble hereto.

“Amalgamation” has the meaning specified in the Recitals hereto.

“Amalgamation Application” means the Form 13 to be jointly completed and filed by the Company and Spinco with the Registrar of Companies under the BCBCA, giving effect to the Amalgamation of Amalco Sub and the Company upon and subject to the terms of the Plan of Arrangement and this Agreement.

“Amalgamation Consideration” means the aggregate number of Spinco Common Shares to be issued to Company Securityholders pursuant to Section 1.13 including those underlying the Converted Options and Converted Warrants.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates, and instruments to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement.

“Arrangement” has the meaning specified in the Recitals hereto.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Company Shareholders, substantially in the form set forth in Exhibit D.

“Balance Sheet Date” means (a) with respect to the Company, June 30th, 2023 and (b) with respect to Spinco, December 31, 2022.

“BCBCA” has the meaning specified in the Recitals hereto.

“Board” means the board of directors of a company as constituted from time to time.

“Book-Entry Shares” has the meaning specified in Section 1.18(b).

“British Columbia Securities Act” means the Securities Act (British Columbia).

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Vancouver, British Columbia or Palo Alto, California are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in Vancouver, British Columbia and Palo Alto, California are generally open for use by customers on such day.

“Certificate of Incorporation” means the certificate of incorporation or articles of incorporation, as applicable, of a corporation.

“Certificates” has the meaning specified in Section 1.18(b).

“Class A Series 1 Company Preferred Shares” means the series 1 class A preferred shares in the authorized share structure of the Company.

“Class A Series 2 Company Preferred Shares” means the series 2 class A preferred shares in the capital o f the Company.

“Class B Company Preferred Shares” means the class B preferred shares in the authorized share structure of the Company.

“Closing Filing” has the meaning specified in Section 6.13(b).

“Closing Press Release” has the meaning specified in Section 6.13(b).

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific Section of the Code shall include such Section and any valid treasury regulation promulgated thereunder.

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 5.19(a).

“Company Board Recommendation” has the meaning ascribed thereto in Section 1.4(b).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Common Shares” means the common shares in the authorized share structure of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company or its Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (a) is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Company or its Representatives to the Parent or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person that disclosed such Company Confidential Information to the receiving party.

“Company Convertible Securities” means, collectively, any securities issued by the Company that are convertible into or exchangeable for, any shares, capital stock or other equity of or other voting interests in the Company or Spinco, including the Company Notes, Company SAFEs, Company Options and Company Warrants.

“Company Disclosure Schedules” has the meaning specified in Article V.

“Company Dissenting Shareholders” means those Company Shareholders that properly exercise their Dissent Rights in respect of the Company Shareholder Approval Matters.

“Company Financial Statements” has the meaning specified in Section 5.7(a).

“Company Fully Diluted Shares” means the sum of (a) the total number of Company Common Shares issued and outstanding immediately prior to the Effective Time, (b) the total number of Company Common Shares issuable upon conversion of Company Preferred Shares outstanding immediately prior to the Effective Time, (c) the total number of Company Common Shares issuable upon exercise of Company Warrants outstanding immediately prior to the Effective Time, (d) the total number of Company Common Shares issuable upon exercise of the Company Options outstanding immediately prior to the Effective Time, (e) the total number of Company Common Shares issuable upon exercise or conversion of Company Notes outstanding immediately prior to the Effective Time, (f) the total number of Company Common Shares issuable upon exercise or conversion of Company SAFEs outstanding immediately prior to the Effective Time, and (g) the total number of Company Common Shares issuable (or deemed issuable) upon exercise or conversion of any other Company Convertible Securities outstanding immediately prior to the Effective Time.

“Company Insider Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Company Insiders” means each Company Securityholder listed in Exhibit E, which also lists the number and types of Company Securities owned by each such Company Securityholder as of the date hereof.

“Company Lock-up Agreement” has the meaning specified in the Recitals hereto.

“Company Material Adverse Effect” means a Material Adverse Effect on the Company or the Company Subsidiary, individually or taken as a whole.

“Company Material Contract” has the meaning specified in Section 5.12(a)

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set forth in the Company Circular and agreed to in writing by the Parent, acting reasonably.

“Company Notes” means the outstanding convertible notes of the Company convertible into Company Common Shares or Spinco Common Shares.

“Company Options” means each option (whether vested or unvested) to purchase Company Shares granted, and that remains outstanding, under the Company Stock Option Plan.

“Company Organization Documents” means the Company’s constating documents.

“Company PCAOB Financial Statements” has the meaning set forth in Section 6.4(a).

“Company Permits” has the meaning specified in Section 5.10.

“Company Preferred Shares” means the Class A Series 1 Company Preferred Shares, Class A Series 2 Company Preferred Shares, Class B Company Preferred Shares and Seed Company Preferred Shares, and any other class or series of Company Preferred Shares.

“Company SAFE” means each simple agreement for future equity of the Company issued, and that remains outstanding, entitling the holder thereof to conversion rights of the principal amount and accrued interest thereon into Company Shares in connection with certain events.

“Company Securities” means, collectively, the Company Shares, the Company Warrants, the Company Notes, the Company SAFEs and the Company Options.

“Company Securityholders” means, collectively, the holders of Company Securities prior to the Effective Time.

“Company Shareholder Approval Matters” means, collectively, (a) the adoption and approval of the Plan of Arrangement, the Amalgamation and the Arrangement Resolution and (b) the approval of the proposed transactions contemplated by this Agreement.

“Company Shareholders” means, collectively, the holders of Company Shares prior to the Effective Time.

“Company Shareholders Agreement” means the amended and restated shareholders agreement of the Company date November 19, 2021.

“Company Shares” means the Company Common Shares and Company Preferred Shares.

“Company Specified Representations” has the meaning specified in Section 8.3(a)(i).

“Company Stock Option Plan” means the stock option plan of the Company, dated June 24, 2021, as amended and restated from time to time.

“Company Subsidiary” has the meaning specified in 5.4(a).

“Company Support Agreement” has the meaning specified in the Recitals hereto.

“Company Technology” has the meaning specified in Section 5.13.

“Company Warrant” means each warrant to purchase Company Shares issued, and that remains outstanding.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Consulting Agreements” has the meaning specified in Section 6.18.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in- law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Converted Option” has the meaning specified in Section 1.13(d)(vi).

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Court” means the Supreme Court of British Columbia, or other court as applicable.

“CPAB” means the Canadian Public Accountability Board.

“D&O Indemnified Persons” has the meaning specified in Section 6.16(a).

“Damon Surviving Company” has the meaning specified in Section 1.13(c).

“Data Room” means the data room made available by the Company hosted by Donnelley Financial Services as of the date of this Agreement.

“DCSA” means the United States Defense Counterintelligence and Security Agency.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DTC” has the meaning specified in Section 1.18(b).

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as the Parties agree in writing before the Effective Date.

“Enforceability Exceptions” has the meaning specified in Section 2.2.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“Environmental Permit” has the meaning specified in Section 3.20.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 1.18(a).

“Exchange Ratio” means the quotient of (A) the difference of (i) the quotient of Spinco Fully Diluted Shares divided by 18.75% minus (ii) Spinco Fully Diluted Shares; divided by (B) Company Fully Diluted Shares. An illustrative example of the calculation of the Exchange Ratio is attached hereto as Exhibit F, which example is for illustrative purposes only and is not indicative of the actual or expected Exchange Ratio.

“Federal Securities Laws” has the meaning specified in Section 6.8.

“Final Order” means the final order of the Court, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or as such order may be affirmed or amended on appeal (provided that any such amendment is satisfactory to each of the Parties, acting reasonably).

“Fraud Claim” means any claim based on actual fraud involving a knowing and intentional misrepresentation or omission in making such Party’s representations and warranties expressly set forth in this Agreement or any Ancillary Document with the intent that any other Party rely thereon (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or omission or a similar theory).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, provincial, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency, including any stock exchange, securities commission, or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder.

“Incentive Plan” means the equity incentive plan to be established by Spinco providing for the issuance of equity securities of Spinco following the Effective Time, which shall reserve a number of Spinco Common Shares customary for transactions of this nature net of the number of Spinco Common Shares issuable on exercise of Converted Options, for the issuance in the form of awards.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any (i) accrued or outstanding severance or termination payments, (ii) accrued paid time off (including vacation, personal and sick days) or (iii) accrued bonuses, commissions or other incentive compensation, in each case, together with the employer’s portion of all payroll, employment, unemployment, social security or similar Taxes in connection with such amounts, (d) any obligations under any unfunded or underfunded pension or retirement, post-retirement medical, post-employment benefit or nonqualified deferred compensation plans, programs, agreements or arrangements, together with the employer’s portion of all payroll, employment, unemployment, social security or similar Taxes in connection with such amounts, (e) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (f) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (g) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (h) all obligations of such Person in respect of acceptances issued or created, (i) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (j) all obligations secured by a Lien on any property of such Person, (k) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (l) any and all accounts payable of such Person, (m) any and all accrued expenses of such Person, and (n) all obligation described in clauses (a) through (m) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss, but in all cases excluding transaction Expenses associated with the transactions contemplated by this Agreement.

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) Copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights together with all goodwill related to the foregoing.

“Intellectual Property Rights” has the meaning specified in Section 5.13.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.1.

“Internal Controls” means, with respect to any Person, internal accounting policies and controls sufficient to provide reasonable assurances that: (a) transactions are executed in accordance with the authorization of such Person’s management; (b) all income and expense items are in all material respects properly recorded for the relevant periods in accordance with the policies maintained by such Person; and (c) financial statements and reports for external purposes are prepared in accordance with GAAP.

“Inversion” has the meaning specified in the Recitals hereto.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“ITA” means the Income Tax Act (Canada), as amended.

“June 2023 Note Offering” means the Company’s ongoing offering of Company Notes and Company Warrants, with the first tranche closing of such offering completed on June 16, 2023, the second tranche closing of such offering completed on August 11, 2023, the third tranche closing of such offering completed on September 13, 2023, the fourth tranche closing of such offering completed on September 27, 2023 and subsequent tranche closings of the offering to be completed following the date of this Agreement.

“Knowledge” means, (a) with respect to the Parent, Spinco or Amalco Sub, the actual knowledge that any of Melanie Figueroa, Wendy Loundermon or Nadir Ali would have after reasonable due inquiry, and (b) with respect to the Company, the actual knowledge that any of Jay Giraud or Mike Galbraith would have after reasonable due inquiry.

“Law” means any federal, state, county, local, provincial, municipal, foreign, supranational or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, resolution, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leases” has the meaning specified in Section 5.15.

“Letter of Transmittal” has the meaning specified in Section 1.18(b).

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lost Certificate Affidavit” has the meaning specified in Section 1.18(f).

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person, taken as a whole, or (b) the ability of such Person to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person does business; (ii) changes, conditions or effects that generally affect the industries in which such Person principally operates; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person principally operates; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus), public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States or the Public Health Agency of Canada); and (v) any failure in and of itself by such Person to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person compared to other participants in the industries in which such Person primarily conducts its businesses.

“Material Contract” means, with respect to any specified Person, any Contract to which such Person is a party, or by which such Person or any of its properties or assets are bound or affected, that:

(a)	contains covenants that limit the ability of such Person (i) to compete in any line of business with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (ii) to purchase or acquire an interest in any other Person;

(b)	involves any joint venture, partnership, or similar agreement;

(c)	relates to the voting or control of the equity interests of such Person or the election of directors of such Person (other than the Organizational Documents of such Person);

(d)	evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of such Person having an outstanding principal amount in excess of $500,000;

(e)	involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 or shares or other equity interests of such Person or another Person;

(f)	relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of such Person, its business or material assets;

(g)	by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by such Person under such Contract or Contracts of at least $500,000 per year or $1,000,000 in the aggregate;

(h)	is with the ten largest customers of such Person or the ten largest suppliers of goods or services to such Person, for the twelve (12) months ended on June 30, 2023;

(i)	is with any Governmental Authority;

(j)	obligates such Person to provide continuing indemnification or a guarantee of obligations that would be expected to result in payments to a third party after the date hereof in excess of $500,000;

(k)	is an employment or consulting agreement and which provides for annual base cash compensation in excess of $100,000 or is between such Person and any directors or officers of such Person, including all non-competition, severance and indemnification agreements;

(l)	obligates such Person to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

(m)	is a broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting or advertising contract or agreement that is material to the business of such Person;

(n)	is a guaranty, direct or indirect, of any obligation of a third party (other than such Person);

(o)	is a lease or master lease of personal property reasonably likely to result in annual payments of $500,000 or more in a 12-month period;

(p)	provides for the grant of any preferential rights of first offer or first refusal to purchase or lease any material asset of such Person;

(q)	provides for any exclusive right to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of such Person;

(r)	is a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between such Person and its Subsidiaries or among such Person’s Subsidiaries;

(s)	obligates such Person or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person, other than any loan or capital contribution to, or investment in, (i) such Person or one of its wholly owned Subsidiaries, (ii) any Person (other than an officer, director or employee of such Person or any of its Subsidiaries) that is less than $100,000 to such Person or (iii) any officer, director or employee of such Person or any of its Subsidiaries that is less than $100,000 to such Person;

(t)	is an obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business of, or all or substantially all of the assets or stock of, other Person; or

(u)	is required to be filed with the SEC as a material contract.

“Misconduct” means, with respect to any specified Person, (i) any unlawful, illegal, fraudulent or deceptive conduct, (ii) harassment or discrimination, (iii) other acts of a similar nature that could reasonably be expected to bring such Person into public contempt, ridicule or disrepute or be materially injurious to the business, reputation or finances of such Person or any officer of such Person, (iv) sexual advances, lewd or sexually explicit comments, or the sending of sexually explicit images or messages; or (vi) any retaliatory act for refusing or opposing any of the above.

“Nasdaq” means the Nasdaq Capital Market.

“Non-Offering Prospectus” has the meaning specified in Section 6.12(e).

“NBCA” means the Nevada Business Corporations Act.

“OFAC” has the meaning specified in Section 3.24(c).

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its Certificate of Incorporation, certificate of formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Outside Date” means March 31, 2024; provided, however, that such date may be tolled for up to thirty (30) days at the request of either Spinco or Company; provided further, however, that such date (or tolled date, if applicable) may be extended for one (1) additional thirty (30)-day period upon mutual written agreement of the Parties.

“Parent” has the meaning specified in the Preamble hereto.

“Parent Board” means the members of the board of directors of the Parent.

“Parent Common Shares” means the shares of common stock, par value $● per share, of Parent.

“Parent Confidential Information” means all material non-public information and confidential or proprietary documents and information concerning the Parent or any of its Representatives; provided, however, that the Parent Confidential Information shall not include any information which (a) is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Parent or its Representatives to the Company, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Parent Confidential Information. For the avoidance of doubt, from and after the Effective Date, the Parent Confidential Information will include the confidential or proprietary information of the Company.

“Parent Disclosure Schedules” has the meaning specified in Article II.

“Spinco” has the meaning specified in the Preamble hereto.

“Spinco Benefit Plans” has the meaning specified in Section 3.19(a).

“Parent Material Adverse Effect” means a material adverse effect on the ability of Parent on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder.

“Parent Note” has the meaning specified in the Recitals hereto.

“Parent Preferred Shares” means the shares of preferred stock, par value $0.01 per share, of the Parent.

“Parent Securityholders” means, collectively, the holders of Parent securities, including Parent Shares and warrants.

“Parent Shareholders” means, collectively, the holders of Parent Shares prior to the Effective Time.

“Parent Shares” means the Parent Common Shares and the Parent Preferred Shares, collectively.

“Parent Specified Representations” has the meaning set forth in Section 8.2(a)(i).

“Party” has the meaning specified in the Preamble hereto.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, provincial, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or Orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate Proceedings, and reserves have been established with respect thereto in accordance with GAAP, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) easements, rights of way, restrictions, and other similar charges or encumbrances not interfering in any material respect with the ordinary conduct of the business, (f) applicable zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Authority having jurisdiction over Real Property which are not violated in any material respect and which do not have a material adverse effect on the use or occupancy of the Real Property or the operation of the business in the ordinary course thereon, (g) other imperfections of title or Liens, if any, that do not and would not reasonably be expected to materially detract from the use or value of the property, or (h) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership, or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, Social Security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Plan of Arrangement” has the meaning specified in the Recitals hereto.

“Post-Closing Spinco Board” has the meaning specified in Section 6.15(a).

“Privacy Laws” means all applicable federal, state, provincial, local or foreign Laws, relating to privacy and protection of Personal Data and any and all similar federal, state, provincial, local or foreign Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

“Proceeding” or “Action” means any notice of noncompliance or violation, or any claim, demand, action, suit, proceeding, complaint (including a qui tam complaint), claim, charge, hearing, litigation, audit, settlement, labor dispute, inquiry, civil investigative demand, subpoena, stipulation, assessment, arbitration, demand for recoupment or revocation, or any request (including any request for information) or investigation before or by a Governmental Authority or an arbitrator.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof; and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Registration Statement” has the meaning specified in Section 6.12(a).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (a) clean up, remove, treat, or in any other way address any Hazardous Material, (b) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (c) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Required Company Shareholder Approval” has the meaning specified in Section 8.1(a).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Seed Company Preferred Shares” means the seed preferred shares in the authorized share structure of the Company.

“Separation and Distribution Agreement” means Separation and Distribution Agreement, dated on or about the date hereof, by an between the Parent and the Spinco.

“Signing Filing” has the meaning specified in Section 6.13(b).

“Signing Press Release” has the meaning specified in Section 6.13(b).

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Spinco” has the meaning specified in the Recitals.

“Spinco Common Shares” means the common shares in the authorized share structure of Spinco.

“Spinco Fully Diluted Shares” means the sum of (i) the total number of Spinco Common Shares issued and outstanding immediately prior to the Effective Time and (ii) the total number of Spinco Common Shares issuable upon conversion or exercise of other securities of Spinco outstanding immediately prior to the Effective Time.

“Spinco Material Adverse Effect” means a Material Adverse Effect on Spinco, the Spinco Subsidiary or Amalco Sub, individually or taken as a whole.

“Spinco Material Contract” has the meaning specified in Section 3.12(a).

“Spinco Organizational Documents” has the meaning specified in Section 0.

“Spinco PCAOB Financial Statements” has the meaning set forth in Section 6.4(e).

“Spinco Permits” has the meaning specified in Section 3.10.

“Spinco Sale” means, other than the transactions contemplated by this Agreement, (a) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the 1934 Act) acquiring equity securities that represent more than 50% of the total voting power of Spinco, or (b) a sale or disposition of all or substantially all of the assets of Spinco and its Subsidiaries on a consolidated basis, in each case that results in Spinco Common Shares being converted into cash or other consideration (including equity securities of another Person) (other than a transaction or series of related transactions where Spinco Common Shares is converted into equity securities of a Person who has substantially similar ownership to Spinco immediately prior to such transaction or series of related transactions).

“Spinco Shareholders” means, collectively, the holders of Spinco Common Shares prior to the Effective Time.

“Spinco Subsidiary” means Inpixon Ltd, a United Kingdom limited company, being the Subsidiaries of the Parent which will constitute the totality of the Spinout Assets to be contributed to Spinco pursuant to the Spinout.

“Spinout” has the meaning specified in the preamble hereto.

“Spinout Assets” means all of the equity interests of Inpixon Ltd, a United Kingdom limited company.

“Stock Exchange” means, with respect to any Person, the principal securities exchange or securities market on which such Person’s common equity is then traded, if any.

“Subsequent Unaudited Company Financial Statements” has the meaning set forth in Section 6.4(b).

“Subsequent Unaudited Spinco Financial Statements” has the meaning set forth in Section 6.4(f).

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Tax” or “Taxes” means all direct or indirect federal, state, provincial, territorial, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or similar charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any Schedule or attachment thereto and including any amendments thereof.

“Termination Fee” has the meaning set forth in Section 9.3(b)(iii).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Transaction Fees and Expenses” has the meaning set forth in Section 9.3(a).

“Transfer Taxes” has the meaning specified in Section 6.11(a).

“Transmittal Documents” has the meaning specified in Section 1.18(d).

“Treasury Regulations” means the United States Tax regulations promulgated under the Code.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed and delivered as of the date first written above.

INPIXON

By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	Chief Executive Officer

/s/ Wendy Loundermon
	Name:	Wendy Loundermon
	Title:	Chief Financial Officer

GRAFITI HOLDING INC.

By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	Chief Executive Officer

/s/ Wendy Loundermon
	Name:	Wendy Loundermon
	Title:	Chief Financial Officer

1444842 B.C. LTD.

By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	Chief Executive Officer

/s/ Wendy Loundermon
	Name:	Wendy Loundermon
	Title:	Chief Financial Officer

(Signature Page to Business Combination Agreement)

DAMON MOTORS INC.

By:	/s/ Damon Jay Giraud
	Name:	Damon Jay Giraud
	Title:	Chief Executive Officer

By:	/s/ Michael John Galbraith
	Name:	Michael John Galbraith
	Title:	Chief Financial Officer

(Signature Page to Business Combination Agreement)